Exhibit 99.1
SUPER HI INTERNATIONAL HOLDING LTD. 特海国际控股有限公司 Stock Code 股份代號 : 9658 (Incorporated in the Cayman Islands with limited liability) INTERIM REPORT 中期報告 2024 （於開曼群島註冊成立的有限公司）

1 中 期報 告 2024 Interim Report CONTENTS 目錄 Definitions 釋義 2 Corporate Information 公司資料 6 Key Financial Highlights 主要財務摘要 9 2024 Interim Performance Review 2024年中期業績回顧 10 Management Discussion and Analysis 管理層討論與分析 14 Corporate Governance and Other Information 企業管治及其他資料 32 Independent Auditor’s Review Report on the Unaudited Interim Condensed Consolidated Financial Statements 獨立核數師對未經審核中期 簡明綜合財務報表的 審閱報告 45 Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income 簡明綜合損益及其他 全面收益表 47 Condensed Consolidated Statement of Financial Position 簡明綜合財務狀況表 48 Condensed Consolidated Statement of Changes in Equity 簡明綜合權益變動表 50 Condensed Consolidated Statement of Cash Flows 簡明綜合現金流量表 52 Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 54

Definitions
釋義

"ADS(s)"	American depositary share(s), each ADS represents 10 ordinary Shares	「美國存託股份」	指	美國存託股份，每股美國存託股份代表10股普通股
"Apple Trust"	a discretionary trust set up by Mr. ZHANG Yong with UBS Trustees (B.V.I.) Limited acting as trustee	「Apple Trust」	指	由張勇先生與UBS Trustees (B.V.I.) Limited（作為受託人）設立的全權信託
"associate(s)"	has the meaning ascribed thereto under the Listing Rules	「聯繫人」	指	具有上市規則所賦予的涵義
"Audit Committee"	the audit committee of the Board	「審計委員會」	指	董事會轄下的審計委員會
"Board"	the board of Directors of the Company	「董事會」	指	本公司董事會
"BVI"	the British Virgin Islands	「英屬處女群島」	指	英屬處女群島
"Cheerful Trust"	a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE with UBS Trustees (B.V.I.) Limited acting as trustee	「Cheerful Trust」	指	由施永宏先生及李海燕女士與UBS Trustees (B.V.I.) Limited（作為受託人）設立的全權信託
"China", "mainland China" or "PRC"	the People's Republic of China and, except where the context requires, references in this interim report to the PRC or mainland China excluding Hong Kong, China; Macau, China; and Taiwan, China	「中國」或「中國大陸」	指	中華人民共和國，除文義另有所指外，本中期報告對中國或中國大陸的提述不包括中國港澳台地區
"Company"	SUPER HI INTERNATIONAL HOLDING LTD., a company incorporated under the laws of the Cayman Islands with limited liability on May 6, 2022	「本公司」	指	特海国际控股有限公司，一家於2022年5月6日根據開曼群島法律註冊成立的有限公司
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules	「關連人士」	指	具有上市規則所賦予的涵義
"Controlling Shareholder(s)"	has the meaning ascribed thereto under the Listing Rules and unless the context requires otherwise, refers to Mr. ZHANG Yong, Ms. SHU Ping, together with ZY NP LTD, SP NP LTD and NP UNITED HOLDING LTD	「控股股東」	指	具有上市規則所賦予的涵義，以及除非文義另有所指，否則指張勇先生、舒萍女士，連同ZY NP LTD、SP NP LTD及NP UNITED HOLDING LTD

2 / 特海国际控股有限公司 Super Hi International Holding Ltd.

3 中 期報 告 2024 Interim Report Definitions 釋義 “Corporate Governance Code” Corporate Governance Code as set out in Appendix C1 to the Listing Rules “Director(s)” director(s) of the Company “ESOP Platform I” Super Hi Ltd., a company incorporated in the BVI with limited liability and wholly owned and managed by Futu Trustee Limited as the trustee of the ESOP Trust I, for the purpose of holding the Shares underlying awards granted to the grantees other than Directors or any other connected persons of the Company pursuant to the Share Award Scheme “ESOP Platform II” Super Hi International Ltd., a company incorporated in the BVI with limited liability and wholly owned and managed by Futu Trustee Limited as the trustee of the ESOP Trust II, for the purpose of holding the Shares underlying awards granted to the Directors or any other connected persons of the Company pursuant to the Share Award Scheme “ESOP Trust I” SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I, a trust set up by the Company for the benefit of the grantees other than the Directors and other connected persons of the Company pursuant to the Share Award Scheme. Futu Trustee Limited is acting as the trustee 「《企業管治 守則》」 指 上市規則附錄C1所載 《企業管治守則》 「董事」 指 本公司董事 「ESOP 平台I」 指 Super Hi Ltd.，一家於 英屬處女群島註冊成立 的有限公司，由富途信 託有限公司作為ESOP 信託I的受託人全資擁 有及管理，以持有根據 股份獎勵計劃授予除董 事或本公司任何其他關 連人士以外的承授人的 相關股份獎勵 「ESOP 平台II」 指 Super Hi International Ltd.，一家於英屬處女 群島註冊成立的有限公 司，由富途信託有限公 司作為ESOP信託II的 受託人全資擁有及管 理，以持有根據股份獎 勵計劃授予董事或本公 司任何其他關連人士的 相關股份獎勵 「ESOP 信託I」 指 特海国际控股有限公司 股份獎勵計劃信託I， 由本公司根據股份獎勵 計劃為除董事及本公司 其他關連人士以外的承 授人利益而設立的信 託。富途信託有限公司 作為受託人

特海國際控股有限公司 4 Super Hi International Holding Ltd. Definitions 釋義 “ESOP Trust II” SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II, a trust set up by the Company for the benefit of the grantees who are Directors or other connected persons of the Company under the Share Award Scheme. Futu Trustee Limited is acting as the trustee “Financial Statements” the unaudited interim condensed consolidated financial statements of the Group for the six months ended June 30, 2024 “Group” the Company and its subsidiaries “Hong Kong” the Hong Kong Special Administrative Region of the PRC “Listing” the listing of the Company’s Shares on the Main Board of the Stock Exchange “Listing Rules” the Rules Governing the Listing of Securities on the Stock Exchange “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules “Reporting Period” the six months ended June 30, 2024 “Offering” the offering of ADSs in the United States by the Company, including the exercise of the over-allotment option 「ESOP 信託II」 指 特海国际控股有限公司 股份獎勵計劃信託II， 由本公司根據股份獎勵 計劃為身為董事或本公 司其他關連人士的承授 人利益而設立的信託。 富途信託有限公司作為 受託人 「財務報表」 指 本集團截至2024年6月 30日止六個月的未經 審核中期簡明綜合財務 報表 「本集團」 指 本公司及其附屬公司 「香港」 指 中國香港特別行政區 「上市」 指 本公司股份於聯交所主 板上市 「上市規則」 指 聯交所證券上市規則 「標準守則」 指 上市規則附錄C3所載 上市發行人董事進行證 券交易的標準守則 「報告期」 指 截至2024年6月30日止 六個月 「發售」 指 本公司於美國發售美國 存託股份，包括行使超 額配股權

5 中 期報 告 2024 Interim Report Definitions 釋義 「證券及 期貨 條例」 指 香港法例第571章證券 及期貨條例（經不時修 訂、補充或以其他方式 修改） 「股份獎勵 計劃」 指 本公司於2022年6月24 日採納的股份獎勵計劃 （經不時修訂） 「股份」 指 本公司股本中每股面 值0.000005美元的普 通股 「股東」 指 本公司股東 「聯交所」 指 香港聯合交易所有限 公司 「附屬公司」 指 具有上市規則所賦予的 涵義 「特海專用 產品」 指 頤海集團供應的火鍋底 料及中式複合調味品 （主要為招牌底料），採 用本集團擁有的配方生 產，在火鍋店使用 「美元」 指 美國法定貨幣美元 「%」 指 百分比 “SFO” the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time “Share Award Scheme” the share award scheme adopted by the Company on June 24, 2022, as amended from time to time “Share(s)” ordinary share(s) in the share capital of the Company with nominal value of US$0.000005 each “Shareholder(s)” shareholder(s) of the Company “Stock Exchange” The Stock Exchange of Hong Kong Limited “subsidiary(ies)” has the meaning ascribed thereto under the Listing Rules “Super Hi Customized Products” the hot pot soup flavoring and Chinese-style compound condiment products, which are primarily the signature soup bases, supplied by Yihai Group and manufactured using formulae owned by the Group for use at the hot pot restaurants “US$” or “USD” United States dollars, the lawful currency of the United States “%” per cent

Corporate Information
公司資料

BOARD OF DIRECTORS	**董事會**
Chairlady and Non-executive Director	**主席兼非執行董事**
Ms. SHU Ping	舒萍女士
Executive Directors	**執行董事**
Ms. June YANG Lijuan *(appointed on July 1, 2024)* Mr. LI Yu Ms. LIU Li Mr. WANG Jinping *(resigned on July 1, 2024)*	楊利娟女士*(於2024年7月1日獲委任)* 李瑜先生 劉麗女士 王金平先生*(於2024年7月1日辭任)*
Independent Non-executive Directors	**獨立非執行董事**
Mr. TAN Kang Uei, Anthony Mr. TEO Ser Luck Mr. LIEN Jown Jing Vincent	陳康威先生 張思樂先生 連宗正先生
AUDIT COMMITTEE	**審計委員會**
Mr. TEO Ser Luck *(Chairman)* Mr. TAN Kang Uei, Anthony Mr. LIEN Jown Jing Vincent	張思樂先生*(主席)* 陳康威先生 連宗正先生
REMUNERATION COMMITTEE	**薪酬委員會**
Mr. LIEN Jown Jing Vincent *(Chairman)* Mr. TAN Kang Uei, Anthony Mr. TEO Ser Luck Ms. SHU Ping	連宗正先生*(主席)* 陳康威先生 張思樂先生 舒萍女士
NOMINATION COMMITTEE	**提名委員會**
Ms. SHU Ping *(Chairlady)* Mr. TEO Ser Luck Mr. LIEN Jown Jing Vincent Mr. TAN Kang Uei, Anthony	舒萍女士*(主席)* 張思樂先生 連宗正先生 陳康威先生
COMPANY SECRETARIES	**公司秘書**
Ms. QU Cong Mr. CHENG Ching Kit	瞿驄女士 鄭程傑先生

6 / 特海国际控股有限公司
Super Hi International Holding Ltd.

7 中 期報 告 2024 Interim Report Corporate Information 公司資料 AUTHORIZED REPRESENTATIVES Ms. SHU Ping Ms. QU Cong AUDITOR Deloitte & Touche LLP Public Accountants and Chartered Accountants 6 Shenton Way, OUE Downtown 2 #33-00 Singapore 068809 LEGAL ADVISOR Kirkland & Ellis 26/F, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong REGISTERED OFFICE Cricket Square Hutchins Drive PO Box 2681 Grand Cayman, KY1-1111 Cayman Islands HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN SINGAPORE 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 PRINCIPAL PLACE OF BUSINESS IN HONG KONG 40th Floor Dah Sing Financial Centre No. 248 Queen’s Road East Wanchai Hong Kong 授權代表 舒萍女士 瞿驄女士 核數師 Deloitte & Touche LLP 執業會計師及特許會計師 6 Shenton Way, OUE Downtown 2 #33-00 Singapore 068809 法律顧問 凱易律師事務所 香港 皇后大道中15號 置地廣場 告羅士打大廈26樓 註冊辦事處 Cricket Square Hutchins Drive PO Box 2681 Grand Cayman, KY1-1111 Cayman Islands 總部及新加坡主要營業地點 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 香港主要營業地點 香港 灣仔 皇后大道東248號 大新金融中心 40樓

特海國際控股有限公司 8 Super Hi International Holding Ltd. Corporate Information 公司資料 HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong INVESTOR RELATIONS Email: superhi_ir@superhi-inc.com WEBSITE www.superhiinternational.com STOCK CODE 9658 香港證券登記處 香港中央證券登記有限公司 香港 灣仔 皇后大道東183號 合和中心17樓 1712-1716室 投資者關係 電郵：superhi_ir@ superhi-inc.com 網站 www.superhiinternational.com 股份代號 9658

9 中 期報 告 2024 Interim Report Key Financial Highlights 主要財務摘要 KEY FINANCIAL HIGHLIGHTS For the six months ended June 30, 截至6月30日止六個月 2024 2023 2024年 2023年 (US$’000) (US$’000) （千美元） （千美元） Revenue 收入 370,930 323,931 Revenue from Haidilao restaurant operation 海底撈餐廳經營收入 356,488 312,718 Profit before tax 稅前溢利 628 7,320 (Loss) Profit for the period 期內（虧損）溢利 (4,649) 3,394 (Loss) Profit for the period attributable to owners of the Company 本公司擁有人應佔期內 （虧損）溢利 (4,583) 3,541 (Loss) Earnings per share (Basic and diluted) (US$) 每股（虧損）盈利（基本 及攤薄）（美元） (0.01) 0.01 BUSINESS HIGHLIGHTS OF HAIDILAO RESTAURANTS As of/For the six months ended June 30, 截至6月30日╱截至該日止六個月 2024 2023 2024年 2023年 Number of restaurants 餐廳數量 122 115 Total guest visits (million) 總客流量（百萬人次） 14.5 12.3 Average table turnover rate (times/day) 平均翻檯率（次╱天） 3.8 3.3 Average spending per guest (US$) 顧客人均消費（美元） 24.6 25.5 Average daily revenue per restaurant (US$’000) 每家餐廳平均每日收入 （千美元） 17.2 15.6 Restaurant level operating margin (%) 餐廳層面經營溢利率(%) 8.7 8.3 主要財務摘要 海底撈餐廳的業務摘要

2024 Interim Performance Review
2024年中期業績回顧

In the first half of 2024, global economic activities demonstrated a general recovery, though economic structures and growth rates differed across countries and regions. Meanwhile, inflationary pressures persisted, impacting raw material and labor costs. In response, the Group concentrated on optimizing the management of its local restaurants. This included enhancements in the environment, services, products, and food safety, with the aim of continuously improving customer satisfaction and strengthening customer relations, thereby boosting operational efficiency in its restaurants.

2024年上半年，全球經濟活動整體持續回升，但不同國家、地區的經濟結構和增速各有特點。與此同時通脹壓力依然較大，對原材料成本、勞動力成本構成一定挑戰。在此背景下，本集團堅持專注於提升各地門店的管理水平，包括環境、服務、產品和食品安全等方面，以期不斷提升顧客滿意度，增強與顧客的連接，從而提升門店經營效率。

In the first half of 2024, the overall and same-store table turnover rate of Haidilao restaurants of the Group was 3.8 times per day, representing an increase of 0.5 time per day as compared to the same period in 2023. The significant increase in the table turnover rate was mainly attributable to (i) the continued recovery of the economic environment; and (ii) the efforts by Haidilao restaurants in several aspects, such as improving customer satisfaction, broadening the customer base, and tapping into a range of consumption scenarios. For instance, initiatives were aligned with holidays, concerts, tourism seasons, and sports events, which helped expand the customer base in nearby areas and enhance operations for occasions such as family gatherings and late-night dining.

2024年上半年，本集團海底撈餐廳整體及同店翻檯率均達到了3.8次／天，均較2023年同期增長0.5次／天。翻檯率增長幅度較為顯著，主要得益於：(i)經濟環境的持續復甦；及(ii)我們各地門店在提升顧客滿意度、擴大顧客群體、捕捉更豐富消費場景等方面做出的努力。例如結合節假日、演唱會、旅遊季、體育賽事等事件開展活動，以及拓寬周邊顧客群體、深入經營家庭聚餐場景、夜宵場景等。

In order to optimize customer experience, we also made great efforts in product innovation and improvement. To meet the needs and preferences of local consumers, we identified the country managers to be responsible for products at the local markets, and supporting them with various resources from the headquarters. In the first half of 2024, we improved and launched new products worldwide for over 500 times, covering categories such as the soup base, dishes, snacks, and beverages. Restaurants worldwide incubated popular products, which received wide interests from customers, effectively helping restaurants enhance customer satisfaction and brand influence. In addition to our existing hot pot offerings, we proactively introduced new dining options such as seafood steamer and BBQ plate, so as to enrich the options and experience of consumers in different periods. Furthermore, we continued to optimize the global supply chain, proactively sought local high-quality suppliers, as well as continued to enhance cost control and improve the operational efficiency while ensuring food quality.

為了更好的提升顧客體驗，我們在產品創新、優化方面亦做出大量努力。為了貼近各地消費者的需求和喜好，我們以各國家經理作為各地市場產品工作的第一責任人，並由總部給予各類資源的賦能。2024年上半年，我們在各國累計優化、上新超過500次，涵蓋鍋底、菜品、小吃及飲料等品類，並且各國都孵化出了深受顧客喜愛的熱門產品，有效幫助門店提升了顧客滿意度和品牌影響力。此外我們還以現有火鍋門店為載體，積極嘗試增設海鮮蒸格、烤盤選項，在不同時段豐富消費者的選擇和體驗。此外，我們持續優化全球供應鏈，積極尋找本地優質供應商，在確保餐品品質的同時，繼續加強成本管控，提升運營效率。

10 / 特海国际控股有限公司
Super Hi International Holding Ltd.

2024 Interim Performance Review
2024年中期業績回顧

As of June 30, 2024, we operated 122 Haidilao restaurants in the international market, representing a net increase of 7 restaurants as compared to the same period last year. In the first half of 2024, we opened 8 new restaurants, with 5 located in Southeast Asia (including 1 in the Philippines, representing our entry into a new market), 2 in North America and 1 in East Asia. At the same time, we closed 1 restaurant in Southeast Asia, which had underperformed for a prolonged period. We adopted the "bottom-up" strategy and a positive and cautious attitude when opening new restaurants. In addition, we review our existing restaurants from time to time. For restaurants that have consistently been underperforming, our headquarters will provide specific guidance to the restaurant or transform the business model to improve its performance. If the restaurant fails to improve, we will consider temporary closure or permanent closure to stop loss.

In addition to Haidilao restaurants, we also took the initiative to explore the innovation and operation of different business forms, including but not limited to fast food and halal hot pot. To foster the incubation and expansion of innovative business forms, we launched the "Pomegranate plan." This strategic initiative draws inspiration from the pomegranate, where each seed represents a unique business form, collectively supporting and forming our comprehensive catering service group. To support the efficient implementation of the "Pomegranate plan", we assembled a team of highly skilled and innovative management personnel, covering various aspects such as restaurant operations, product development, and brand marketing. We provided resources for such innovation and entrepreneurship, and implemented various incentive measures. In addition, we also encouraged managers with excellent performance to manage their existing restaurants or businesses while also participating in the establishment and management of new business forms through the "dual-management" and "multi-management" approach, so as to stimulate the potential of outstanding talents and enhance the effectiveness of internal management.

截至2024年6月30日，我們在國際市場共經營122家海底撈餐廳，較去年同期淨增加7家。2024年上半年，我們共開業八家新店（其中東南亞5家（包括菲律賓1家，菲律賓對我們而言是一個新市場），北美2家，東亞1家），同時我們關閉了一家長期表現不佳的東南亞地區門店。我們採取「自下而上」的策略以及樂觀且謹慎的態度開店。此外，我們也不時審視已開業門店。對於始終表現不佳的門店，總部會向有關門店提供專業輔導或轉變其業態以改善表現。倘有關門店未能有所改善，我們將考慮暫時休整或永久關閉以止損。

除了海底撈火鍋餐廳外，我們也在積極探索不同業態的創新與經營，包括但不限於快餐、清真火鍋等。為了更好的孵化和複製新業態，我們推行了「紅石榴計劃」。寓意集團的每一項新業務都像石榴籽一樣，共同支持和組成我們的綜合性餐飲集團。為支持「紅石榴計劃」的高效實施，我們組建了一支富有創新精神的高技能管理人才隊伍，涵蓋門店運營、產品研發、品牌營銷等各環節。我們為該等創業創新項目提供資源支持，同時落實多種激勵措施。此外，我們還鼓勵業績表現優秀的管理人員，通過「雙管」、「多管」的方式，既管理原有門店或業務，又參與新業態創業和管理，以激發優秀人才更多的潛力，提升內部管理效能。

中期報告
2024 Interim Report / 11

2024 Interim Performance Review
2024年中期業績回顧

FINANCIAL REVIEW

The Group recorded revenue of US$370.9 million for the six months ended June 30, 2024, representing an increase of 14.5% from US$323.9 million for the same period in 2023, primarily due to the increase in table turnover rate and the expansion of restaurant network during the Reporting Period. The Group recorded an average spending per guest of US$24.6 for the six months ended June 30, 2024, representing a decrease of US$0.9 from US$25.5 for the same period in 2023, primarily due to exchange rate fluctuations, which had partially offset our revenue growth driven by the increase in table turnover rate and expansion of restaurant network.

During the Reporting Period, the increase in table turnover rate effectively had driven the improvement in the operational efficiency of our restaurants. Although we increased the number of restaurant employees in the first half of 2024 to further improve restaurant management, and faced inflationary pressure from rising raw materials costs and labor costs globally, we still managed to achieve a restaurant level operating profit margin of 8.7%, representing an increase of 0.4 percentage point compared to the same period last year.

During the Reporting Period, the Group recorded income from operations[1] of US$20.9 million, representing a decrease of 1.4% from US$21.2 million for the same period last year. The income from operation margin[2] was 5.6%, compared to 6.5% for the same period last year. The changes were mainly because:

- government grants decreased by US$1.4 million as compared to the same period last year, mainly due to the cancellation of COVID-19-related restaurant subsidies in some countries, which also affected the operating profit and net profit during the Reporting Period; and

- listing expenses increased to US$2.5 million as the Company issued American Depositary Shares on NASDAQ and completed dual-listing in May 2024, which also affected the operating profit and net profit during the Reporting Period.

1 Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from (loss) profit for the period.

2 Calculated by dividing income from operation by total revenue.

財務回顧

本集團截至2024年6月30日止六個月錄得營業收入370.9百萬美元，較2023年同期的323.9百萬美元增長14.5%，主要因為報告期內翻檯率提升以及餐廳網絡擴大。截至2024年6月30日止六個月，本集團顧客人均消費為24.6美元，較2023年同期的25.5美元減少0.9美元，主要由於匯率波動所致，其部分抵銷了因翻檯率提升以及餐廳網絡擴大帶來的收入增長。

本報告期內，翻檯率的提升有效帶動了餐廳運營效率的提升，儘管上半年我們因進一步提高門店管理要求而增加了門店員工人手，同時面臨全球原材料成本、勞動力成本上升的通脹壓力，但依然取得了8.7%的海底撈餐廳層面經營利潤率，較去年同期提升0.4個百分點。

本報告期內，本集團錄得經營溢利[1]20.9百萬美元，相較去年同期21.2百萬美元，減少1.4%。經營溢利率[2]為5.6%，去年同期為6.5%。該等變動主要是因為：

- 政府補助較去年同期減少1.4百萬美元，主要由於部分國家取消因疫情提供的餐廳補貼，亦影響了本報告期的經營溢利和淨利潤水平；及

- 上市費用增加至2.5百萬美元，此乃因公司於2024年5月在美國納斯達克交易所發行美國存託股份並實現雙重上市所致，亦影響了本報告期的經營溢利和淨利潤水平。

1 按期內(虧損)收益剔除利息收入、財務成本、因重新計量並非以功能貨幣計值的結餘而產生的未變現外匯差額、按公允值計入損益的金融資產產生的收益淨額及所得税開支後計算。

2 按經營溢利除以總收入計算。

12 / 特海国际控股有限公司
Super Hi International Holding Ltd.

2024 Interim Performance Review
2024年中期業績回顧

During the Reporting Period, the Group recorded a net loss of US$4.6 million, representing a decrease of US$8.0 million as compared to the net profit of US$3.4 million for the same period last year. In addition to the aforementioned factors that affected our income from operations, the change to net loss was mainly because net foreign exchange loss increased by US$8.8 million to US$19.5 million. Such increase was due to the unrealized exchange losses incurred by the revaluation of monetary items which are denominated in currencies other than the reporting currency (US Dollar) as a result of exchange rate fluctuations in the first half of 2024, which affected the net profit during the Reporting Period.

本報告期內，本集團錄得淨虧損4.6百萬美元，較去年同期淨利潤3.4百萬美元減少8.0百萬美元。除上述影響經營收益的因素外，淨虧損變動主要是因為匯兑虧損淨額增加8.8百萬美元至19.5百萬美元。有關增加乃由於2024年上半年匯率波動導致以申報貨幣（美元）以外的貨幣計值的貨幣項目重估產生了未變現匯兑虧損，影響了報告期的淨利潤水平。

FUTURE PROSPECT

In May 2024, we issued American Depositary Shares and completed dual-listing on NASDAQ. We will remain oriented to "customer satisfaction" and "employee effort" in the future, to develop our Company into a leading multi-brand chain catering enterprise. We will endeavor and persist to:

- enhance the dining experience of customers by constantly optimizing the environment, services and products, and offering more value-added services to the customers;
- expand the restaurant network, including both Haidilao hot pot restaurants and restaurants with new business forms, proactively seeking potential restaurant locations in the countries where the Group has business operations, as well as entering new markets whenever opportunities arise;
- improve the operating performance of restaurants, expand revenue sources, and control costs and expenses reasonably;
- proactively develop and explore new business forms, including but not limited to incubation, strategic acquisitions or other forms of collaboration, to further enrich our business offerings and customer base; and
- improve the capabilities of the headquarters to empower restaurants, including but not limited to supply chain optimization, brand building and digital support.

未來前景

我們於2024年5月在美國納斯達克交易所發行美國存託股份並在美國納斯達克交易所實現雙重上市，未來將繼續堅持以「顧客滿意度」和「員工努力度」為核心使命，將本公司發展為領先的多品牌連鎖經營餐飲集團。我們堅持致力於：

- 提升顧客的就餐體驗，包括不斷精進環境、服務、產品，並為顧客進一步提供增值服務；
- 擴大餐廳網絡，既包括海底撈火鍋餐廳，也包括新業態餐廳，將在已進入的國家積極尋找潛在的餐廳點位，同時擇機進入新市場；
- 提升餐廳經營表現，開拓收入來源，合理精進成本和費用；
- 積極發展和探索新業態，包括但不限於孵化、策略性收購或其他合作方式，進一步豐富業務和顧客基礎；及
- 提高總部賦能門店的能力，包括但不限於供應鏈優化、品牌建設、數據化支持等方面。

中期報告
2024 Interim Report / 13

Management Discussion and Analysis
管理層討論與分析

Revenue

The Group generated revenue from (i) Haidilao restaurant operations, (ii) delivery business and (iii) others, primarily consisting of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group's revenue amounted to US$370.9 million for the six months ended June 30, 2024, representing an increase of 14.5% from US$323.9 million for the corresponding period in 2023, primarily driven by an increase of US$43.8 million in revenue from Haidilao restaurant operation.

Haidilao Restaurant Operation

The Group's revenue from Haidilao restaurant operation amounted to US$356.5 million for the six months ended June 30, 2024, representing an increase of 14.0% from US$312.7 million for the corresponding period in 2023. This increase was mainly due to (i) continued recovery of the catering industry in the international markets; (ii) our continuous efforts in increasing guest visits and table turnover rates; and (iii) our ongoing business expansion in the first half of 2024. The Group recorded an average spending per guest of US$24.6 for the six months ended June 30, 2024, representing a decrease of US$0.9 from US$25.5 for the same period in 2023, primarily due to exchange rate fluctuations, which had partially offset our revenue growth driven by the increase in table turnover rate and expansion of restaurant network.

收入

本集團的收入來自(i)海底撈餐廳經營；(ii)外賣業務；及(iii)其他（主要包括向當地顧客及零售商銷售海底撈品牌及子品牌的火鍋調味品及食品的收入）。

截至2024年6月30日止六個月，本集團的收入為370.9百萬美元，較2023年同期的323.9百萬美元增加14.5%，主要由於來自海底撈餐廳經營的收入增加43.8百萬美元。

海底撈餐廳經營

截至2024年6月30日止六個月，本集團來自海底撈餐廳經營的收入為356.5百萬美元，較2023年同期的312.7百萬美元增加14.0%。該增加主要是由於(i)國際市場餐飲業持續復甦；(ii)我們在提升客流、翻檯率方面做出的持續努力；及(iii)我們的業務於2024年上半年持續拓張。截至2024年6月30日止六個月，本集團顧客人均消費為24.6美元，較2023年同期的25.5美元減少0.9美元，主要由於匯率波動所致，其部分抵銷了因翻檯率提升以及餐廳網絡擴大帶來的收入增長。

14 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Restaurant Network

As of June 30, 2024, we had expanded our restaurant network to 122 restaurants in 13 countries in Asia, North America, Europe and Oceania. The following table summarizes the number of Haidilao restaurants and the breakdown of revenue from Haidilao restaurant operation by geographic region as of the dates indicated or for the periods indicated:

餐廳網絡

截至2024年6月30日，我們已將我們的餐廳網絡擴大到亞洲、北美洲、歐洲及大洋洲13個國家的122家餐廳。下表概述截至所示日期或於所示期間按地理區域劃分的海底撈餐廳數量及海底撈餐廳經營收入明細：

As of/For the six months ended June 30,
截至6月30日／截至該日止六個月

		2024 2024年					2023 2023年				
		Number of restaurants 餐廳數量		Revenue 收入		Average revenue per restaurant[2] 每家餐廳平均收入[2]	Number of restaurants 餐廳數量		Revenue 收入		Average revenue per restaurant[2] 每家餐廳平均收入[2]
		(US$'000, except number of restaurants and percentages) *（千美元，餐廳數量及百分比除外）*									
Southeast Asia	東南亞	74	60.7%	195,874	54.9%	2,647	70	60.9%	180,230	57.6%	2,575
East Asia	東亞	18	14.8%	43,237	12.1%	2,402	17	14.8%	35,815	11.5%	2,107
North America	北美洲	20	16.4%	73,888	20.7%	3,694	18	15.7%	62,038	19.8%	3,447
Others[1]	其他[1]	10	8.1%	43,489	12.3%	4,349	10	8.6%	34,635	11.1%	3,464
Total	總計	122	100%	356,488	100%	2,922	115	100%	312,718	100%	2,719

Notes:

(1) Includes Australia, the United Kingdom and the United Arab Emirates.

(2) Calculated by dividing revenue generated from Haidilao restaurant operation in the region by the number of Haidilao restaurants as of periods end. As such, average revenue per restaurant has not taken into consideration of the different operating days for each restaurant.

附註：

(1) 包括澳大利亞、英國及阿拉伯聯合酋長國。

(2) 按該地區海底撈餐廳經營所產生的收入除以截至期末的海底撈餐廳數量計算。因此，每家餐廳平均收入並未計及每家餐廳不同的營運日數。

中期報告
2024 Interim Report / 15

Management Discussion and Analysis
管理層討論與分析

Restaurant Performance

The following table sets forth certain key performance indicators of Haidilao restaurants by geographic region for the periods indicated:

餐廳績效

下表載列於所示期間按地理區域劃分的海底撈餐廳的若干關鍵績效指標：

		For the six months ended June 30, 截至6月30日止六個月	
		2024 **2024年**	2023 2023年
Total guest visits (million)	**總客流量（百萬人次）**		
Southeast Asia	東南亞	**10.2**	8.9
East Asia	東亞	**1.6**	1.3
North America	北美洲	**1.7**	1.3
Others[(1)]	其他[(1)]	**1.0**	0.8
Overall	**整體**	**14.5**	12.3
Average table turnover rate[(2)] (times/day)	**平均翻檯率[(2)]（次／天）**		
Southeast Asia	東南亞	**3.7**	3.3
East Asia	東亞	**4.1**	3.1
North America	北美洲	**4.1**	3.2
Others[(1)]	其他[(1)]	**3.9**	3.5
Overall	**整體**	**3.8**	3.3
Average spending per guest[(3)] (US$)	**顧客人均消費[(3)]（美元）**		
Southeast Asia	東南亞	**19.3**	20.3
East Asia	東亞	**27.8**	28.6
North America	北美洲	**42.6**	49.1
Others[(1)]	其他[(1)]	**42.3**	40.6
Overall	**整體**	**24.6**	25.5
Average daily revenue per restaurant[(4)] (US$'000)	**每家餐廳平均每日收入[(4)]（千美元）**		
Southeast Asia	東南亞	**15.4**	14.8
East Asia	東亞	**15.7**	11.8
North America	北美洲	**21.1**	19.0
Others[(1)]	其他[(1)]	**24.5**	22.7
Overall	**整體**	**17.2**	15.6
Restaurant level operating margin[(5)] (%)	**餐廳層面經營溢利率[(5)] (%)**	**8.7**	8.3

16 / 特海国际控股有限公司 Super Hi International Holding Ltd.

17 中 期報 告 2024 Interim Report Management Discussion and Analysis 管理層討論與分析 Notes: (1) Include Australia, the United Kingdom and the United Arab Emirates. (2) Calculated by dividing the total number of tables served for the periods by the product of total Haidilao restaurant operation days for the periods and the average table count during the periods. (3) Calculated by dividing gross revenue of Haidilao restaurant operation for the periods by total guests served for the periods. (4) Calculated by dividing the revenue of Haidilao restaurant operation for the periods by the total Haidilao restaurant operation days of the periods in the same geographic region. (5) Calculated by dividing restaurant level operating profit/loss by restaurant level revenue. Restaurant level operating profit/loss is calculated by deducting cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant travel and commute expenses and other restaurant level expenses from restaurant level revenue. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers. 附註： (1) 包括澳大利亞、英國及阿拉伯聯合酋長 國。 (2) 按期內服務總桌數除以期內海底撈餐廳 總營業日數及期內平均餐桌數之乘積計 算。 (3) 按期內海底撈餐廳經營的總收入除以期 內服務顧客總數計算。 (4) 按期內海底撈餐廳經營的收入除以期內 相同地理區域海底撈餐廳總營業日數計 算。 (5) 按餐廳層面經營溢利╱虧損除以餐廳 層面收入計算。餐廳層面經營溢利╱ 虧損是通過自餐廳層面收入扣除餐廳層 面原材料及易耗品成本、餐廳層面員工 成本、餐廳層面物業租金及相關開支、 餐廳層面水電開支、餐廳層面折舊及攤 銷、餐廳差旅及通勤開支以及其他餐廳 層面開支計算得出。餐廳層面原材料及 易耗品成本包括海底撈餐廳所用的中央 廚房相關食材及易耗品成本，以及直接 從供應商處採購的食材及易耗品的成 本。

Management Discussion and Analysis
管理層討論與分析

Same Store Sales

同店銷售

The following table sets forth details of the Group's same store sales of Haidilao restaurants by geographic region for the periods indicated:

下表載列本集團於所示期間按地理區域劃分的海底撈餐廳同店銷售詳情：

		For the six months ended June 30, 截至6月30日止六個月	
		2024 2024年	2023 2023年
Number of same stores[2]	同店數量[2]		
Southeast Asia	東南亞	65	
East Asia	東亞	14	
North America	北美洲	18	
Others[1]	其他[1]	6	
Overall	整體	103	
Same store sales[3] (US$'000)	同店銷售額[3]（千美元）		
Southeast Asia	東南亞	182,291	177,829
East Asia	東亞	39,840	32,480
North America	北美洲	71,118	62,038
Others[1]	其他[1]	29,916	26,444
Overall	整體	323,165	298,791
Average same store sales per day[4] (US$'000)	同店平均日銷售額[4]（千美元）		
Southeast Asia	東南亞	15.5	15.2
East Asia	東亞	15.8	12.9
North America	北美洲	21.7	19.0
Others[1]	其他[1]	27.4	24.4
Overall	整體	17.3	16.1
Average spending per guest (US$)	顧客人均消費（美元）		
Southeast Asia	東南亞	19.0	20.6
East Asia	東亞	28.0	28.9
North America	北美洲	43.4	49.1
Others[1]	其他[1]	44.0	40.6
Overall	整體	24.3	25.6
Average same store table turnover rate[5] (times/day)	同店平均翻檯率[5]（次／天）		
Southeast Asia	東南亞	3.7	3.3
East Asia	東亞	4.2	3.3
North America	北美洲	4.1	3.2
Others[1]	其他[1]	4.1	3.7
Overall	整體	3.8	3.3

18 / 特海国际控股有限公司 Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Notes:

(1) Includes Australia, the United Kingdom and the United Arab Emirates.

(2) Includes restaurants that commenced operations prior to the beginning of the periods under comparison, remained open as of June 30, 2024 and opened for more than 150 days both in six months ended June 30, 2023 and six months ended June 30, 2024.

(3) Refers to the gross revenue of Haidilao restaurant operation at the same stores for the periods indicated.

(4) Calculated by dividing the gross revenue of Haidilao restaurant operation at the same stores for the periods by the total Haidilao restaurant operation days at the same stores for the periods.

(5) Calculated by dividing the total tables served for the periods by the product of total Haidilao restaurant operation days for the periods and average table count at the same stores during the periods.

Delivery Business

The Group's revenue from delivery business amounted to US$5.2 million for the six months ended June 30, 2024, representing an increase of 20.9% from US$4.3 million for the corresponding period in 2023. This increase was mainly due to our increased brand influence.

Others

Others mainly consisted of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group's revenue from others amounted to US$9.2 million for the six months ended June 30, 2024, representing an increase of 33.3% from US$6.9 million for the corresponding period in 2023. This increase reflected the growing popularity of the above products.

附註：

(1) 包括澳大利亞、英國及阿拉伯聯合酋長國。

(2) 包括比較期間開始前已開始運營且於截至2024年6月30日仍開業及於截至2023年6月30日止六個月及截至2024年6月30日止六個月均開放超過150天的餐廳。

(3) 指於所示期間同店海底撈餐廳經營的總收入。

(4) 按期內同店海底撈餐廳經營的總收入除以期內同店海底撈餐廳總營業日數計算。

(5) 按期內服務總桌數除以期內海底撈餐廳總營業日數及期內同店平均餐桌數之乘積計算。

外賣業務

截至2024年6月30日止六個月，本集團來自外賣業務的收入為5.2百萬美元，較2023年同期的4.3百萬美元增加20.9%。該增加主要是由於我們的品牌影響力見長。

其他

其他主要包括來自向當地顧客及零售商銷售火鍋調味品及海底撈品牌及子品牌的食品的收入。

截至2024年6月30日止六個月，本集團來自其他的收入為9.2百萬美元，較2023年同期的6.9百萬美元增加33.3%。該增加反映了上述產品越來越受歡迎。

中期報告
2024 Interim Report / 19

Management Discussion and Analysis
管理層討論與分析

Other Income

Other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits.

The Group's other income amounted to US$3.3 million for the six months ended June 30, 2024, representing a decrease of 40.0% from US$5.5 million for the corresponding period in 2023. This decrease was mainly due to a decrease in government grants received in relation to COVID-19.

Raw Materials and Consumables Used

Raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operation, including disposable items, such as napkins, disposable tableware and table cloths; and (iii) others, including logistics and transportation fees.

The Group's raw materials and consumables used amounted to US$124.6 million for the six months ended June 30, 2024, representing an increase of 14.0% from US$109.3 million for the corresponding period in 2023. This increase was mainly due to an increase in food ingredient costs resulting from the enlargement of business scale and revenue increase. As a percentage of revenue, the Group's raw materials and consumables used remained relatively stable at 33.7% and 33.6% for the six months ended June 30, 2023 and 2024, respectively.

Staff Costs

Staff costs consisted of (i) employee salaries and other allowance; (ii) employee welfare; and (iii) retirement benefit scheme contributions.

The Group's staff costs amounted to US$126.3 million for the six months ended June 30, 2024, representing an increase of 17.3% from US$107.7 million for the corresponding period in 2023. This increase was mainly due to the increase in the number of employees, which was in line with (i) the expansion of restaurant network, (ii) the increase in guest visits and table turnover rate, and (iii) our operation strategy of ensuring sufficient number of employees to provide superior customer experience in catering services, product quality, restaurant environment and food safety; as well as the increase in statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group's staff costs increased from 33.3% for the six months ended June 30, 2023 to 34.1% for the six months ended June 30, 2024.

其他收入

其他收入主要包括(i)政府補助；及(ii)銀行存款及租賃押金的利息收入。

截至2024年6月30日止六個月，本集團的其他收入為3.3百萬美元，較2023年同期的5.5百萬美元減少40.0%。該減少主要是由於就新冠肺炎疫情收到的政府補助減少。

原材料及易耗品成本

原材料及易耗品成本包括以下各項：(i)用於餐廳的食材，包括鍋底及菜品；(ii)餐廳經營所用的易耗品，包括一次性用品，例如紙巾、一次性餐具及檯布；及(iii)其他，包括物流及運輸費。

截至2024年6月30日止六個月，本集團的原材料及易耗品成本為124.6百萬美元，較2023年同期的109.3百萬美元增加14.0%。該增加主要是由於業務規模擴大及收入增加導致食材成本增加。截至2023年及2024年6月30日止六個月，本集團的原材料及易耗品成本所佔收入百分比相對穩定，分別為33.7%及33.6%。

員工成本

員工成本包括(i)僱員薪金及其他津貼；(ii)員工福利；及(iii)退休福利計劃供款。

截至2024年6月30日止六個月，本集團的員工成本為126.3百萬美元，較2023年同期的107.7百萬美元增加17.3%。該增加主要是由於員工人數有所增加，而這與(i)餐廳網絡擴張；(ii)客流量及翻檯率上升；及(iii)我們確保有足夠數量的員工在餐飲服務、產品質量、餐廳環境及食品安全方面提供優越客戶體驗的經營策略一致，以及我們經營所在個別國家的法定最低薪資上漲。本集團的員工成本所佔收入百分比由截至2023年6月30日止六個月的33.3%增至截至2024年6月30日止六個月的34.1%。

20 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Rentals and Related Expenses

Rentals and related expenses mainly consisted of property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses.

The Group's property rentals and related expenses amounted to US$9.1 million for the six months ended June 30, 2024, representing an increase of 44.4% from US$6.3 million for the corresponding period in 2023. This increase was mainly due to (i) increased property management fees resulting from the opening of new restaurants; and (ii) the increase in variable lease payments in line with the increase in revenue from relevant restaurants.

租金及相關開支

租金及相關開支主要包括物業管理費、可變租賃付款及我們就辦公室及倉庫簽訂的短期租賃的租賃付款。

截至2024年6月30日止六個月，本集團的物業租金及相關開支為9.1百萬美元，較2023年同期的6.3百萬美元增加44.4%。該增加主要是由於(i)開設新餐廳令物業管理費增加；及(ii)隨著來自相關餐廳的收入有所增加，可變租賃付款增加。

Utilities Expenses

Utilities expenses primarily consisted of expenses on electricity, gas and water.

The Group's utilities expenses remained relatively stable at US$12.6 million and US$13.7 million for the six months ended June 30, 2023 and 2024, respectively. As a percentage of revenue, utilities expenses remained relatively stable at 3.9% and 3.7% for the six months ended June 30, 2023 and 2024, respectively.

水電開支

水電開支主要包括電、燃氣及水的開支。

截至2023年及2024年6月30日止六個月，本集團的水電開支維持相對穩定，分別為12.6百萬美元及13.7百萬美元。截至2023年及2024年6月30日止六個月，水電開支所佔收入百分比維持相對穩定，分別為3.9%及3.7%。

Depreciation and Amortization

Depreciation and amortization consisted of depreciation charges for the property, plant and equipment, which primarily included leasehold improvements, leasehold land and building, machinery, transportation equipment, furniture and fixtures and renovation in progress and right-of-use assets.

The Group's depreciation and amortization amounted to US$39.0 million for the six months ended June 30, 2024, representing a decrease of 6.7% from US$41.8 million for the corresponding period in 2023. This decrease was mainly due to (i) a US$1.8 million decrease in depreciation of property, plant and equipment; and (ii) a US$1.1 million decrease in depreciation of right-of-use assets. As a percentage of revenue, depreciation and amortization decreased from 12.9% for the six months ended June 30, 2023 to 10.5% for the six months ended June 30, 2024, primarily due to the increase in our revenue.

折舊及攤銷

折舊及攤銷包括物業、廠房及設備的折舊開支，主要包括租賃物業裝修、租賃土地及樓宇、機器、運輸設備、家具及裝置以及進行中的裝修及使用權資產。

截至2024年6月30日止六個月，本集團的折舊及攤銷為39.0百萬美元，較2023年同期的41.8百萬美元減少6.7%。該減少主要是由於(i)物業、廠房及設備折舊減少1.8百萬美元；及(ii)使用權資產折舊減少1.1百萬美元。折舊及攤銷所佔收入百分比由截至2023年6月30日止六個月的12.9%減至截至2024年6月30日止六個月的10.5%，主要是由於我們的收入有所增加。

中期報告
2024 Interim Report / 21

Management Discussion and Analysis
管理層討論與分析

Traveling and Communication Expenses

Traveling and communication expenses mainly consisted of international and regional travel for new outlets and inspection of restaurant operations.

The Group's traveling and communication expenses amounted to US$3.2 million for the six months ended June 30, 2024, representing an increase of 39.1% from US$2.3 million for the corresponding period in 2023. This increase was mainly due to the increase of business travels in line with our business expansion. As a percentage of revenue, traveling and communication expenses remained relatively stable at 0.7% and 0.9% for the six months ended June 30, 2023 and 2024, respectively.

差旅及通訊開支

差旅及通訊開支主要包括因新門店及視察餐廳經營而產生的國際及區域差旅開支。

截至2024年6月30日止六個月，本集團的差旅及通訊開支為3.2百萬美元，較2023年同期的2.3百萬美元增加39.1%。該增加主要是由於隨著業務擴張，商務旅行有所增加。截至2023年及2024年6月30日止六個月，差旅及通訊開支所佔收入百分比維持相對穩定，分別為0.7%及0.9%。

Other Expenses

Other expenses comprised of (i) administrative expenses; (ii) consulting service expenses; (iii) bank charges; (iv) outsourcing service fees; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

The Group's other expenses amounted to US$33.1 million for the six months ended June 30, 2024, representing an increase of 19.1% from US$27.8 million for the corresponding period in 2023. As a percentage of revenue, other expenses increased from 8.6% for the six months ended June 30, 2023 to 8.9% for the six months ended June 30, 2024. This increase was mainly due to an increase in outsourcing service fee of US$5.1 million, resulting from the expansion of our restaurant network and the increase in table turnover rate.

其他開支

其他開支包括(i)行政開支；(ii)諮詢服務開支；(iii)銀行服務費；(iv)外包服務費；及(v)其他，主要包含日常維護開支、倉儲開支及業務發展開支。

截至2024年6月30日止六個月，本集團的其他開支為33.1百萬美元，較2023年同期的27.8百萬美元增加19.1%。其他開支所佔收入百分比由截至2023年6月30日止六個月的8.6%增至截至2024年6月30日止六個月的8.9%。該增加主要是由於我們的餐廳網絡擴張及翻檯率提升，令外包服務費增加5.1百萬美元。

Other Losses – Net

Other losses – net primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets; (ii) loss or gain on disposal of property, plant and equipment and termination of leases, which represented reversals of right-of-use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (iii) loss or gain on modification of leases; (iv) net foreign exchange losses, which fluctuated from year-to-year based on exchange rate movements; (v) net gain arising on financial assets at fair value through profit or loss ("**FVTPL**"); and (vi) others.

其他虧損淨額

其他虧損淨額主要包括(i)就物業、廠房及設備以及使用權資產確認的減值虧損淨額或減值撥回；(ii)出售物業、廠房及設備以及終止租賃的虧損或收益，即與我們決定暫停開業的餐廳終止租賃有關的使用權資產及租賃負債的撥回；(iii)租賃變更的虧損或收益；(iv)匯兌虧損淨額，其按匯率變動而出現按年波動；(v)按公允值計入損益(「**按公允值計入損益**」)的金融資產產生的收益淨額；及(vi)其他。

22 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

The Group's net other losses amounted to US$18.1 million for the six months ended June 30, 2024, representing an increase of 81.0% from US$10.0 million for the corresponding period in 2023. This increase was mainly due to an increase in net foreign exchange losses of US$8.8 million.

截至2024年6月30日止六個月，本集團的其他虧損淨額為18.1百萬美元，較2023年同期的10.0百萬美元增加81.0%。該增加主要是由於匯兑虧損淨額增加8.8百萬美元。

Finance Costs

財務成本

Finance costs represented (i) interests on lease liabilities; and (ii) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises the Group used for the restaurants.

財務成本指(i)租賃負債利息；及(ii)解除貼現的利息開支，主要關於本集團用作餐廳的物業的復墾撥備。

The Group's finance costs remained relatively stable at US$4.3 million and US$3.9 million for the six months ended June 30, 2023 and 2024, respectively.

截至2023年及2024年6月30日止六個月，本集團的財務成本維持相對穩定，分別為4.3百萬美元及3.9百萬美元。

Income Tax Expense

所得税開支

The Group recorded income tax expenses of US$3.9 million and US$5.3 million for the six months ended June 30, 2023 and 2024, respectively. The taxation of the Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits throughout the six months ended June 30, 2024.

截至2023年及2024年6月30日止六個月，本集團錄得的所得税開支分別為3.9百萬美元及5.3百萬美元。本集團税項乃就截至2024年6月30日止六個月內的估計應課税溢利按相關司法權區介乎9%至33%之現行税率計算。

(Loss) Profit for the Period

期內（虧損）溢利

As a result of the foregoing, the Group recorded net loss of US$4.6 million for the six months ended June 30, 2024. For the corresponding period in 2023, the Group recorded net profit of US$3.4 million. This change was primarily due to (i) the increase in net foreign exchange loss of US$8.8 million, arising primarily from the unrealized exchange losses incurred by the revaluation of monetary items which are denominated in currencies other than the reporting currency (US Dollar) as a result of exchange rate fluctuations in the first half of 2024, and (ii) listing expenses of US$2.5 million recorded during the six months ended June 30, 2024.

由於上述原因，截至2024年6月30日止六個月，本集團錄得淨虧損4.6百萬美元。於2023年同期，本集團錄得淨利潤3.4百萬美元。該變化主要是由於(i)匯兑虧損淨額增加8.8百萬美元，主要是由於2024年上半年匯率波動導致以報告貨幣（美元）以外的貨幣計值的貨幣項目重新估值產生的未變現匯兑虧損；及(ii)截至2024年6月30日止六個月錄得的上市開支2.5百萬美元。

中期報告
2024 Interim Report / 23

特海國際控股有限公司 24 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 Inventories Inventories mainly consisted of food ingredients and other materials used in the restaurant operation, the hot pot condiment products for sale and food products under Haidilao brand and secondary brands. The Group’s inventories amounted to US$26.6 million as of June 30, 2024, representing a decrease of 10.7% from US$29.8 million as of December 31, 2023. This decrease was mainly due to a relatively higher inventory level near the year end in anticipation of the peak season of our business. The turnover days of inventory decreased from 42.8 days for the year ended December 31, 2023 to 40.7 days for the six months ended June 30, 2024. Inventory turnover days equals the average of the beginning and ending inventories for that period divided by raw materials and consumables used for that period and multiplied by 360 days or 180 days. The decrease in the inventory turnover days was mainly due to the optimization of our inventory management process. Trade and Other Receivables and Prepayments Trade and other receivables and prepayments primarily consisted of (i) trade receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted; and (iv) others. The Group’s trade and other receivables and prepayments remained stable at US$31.6 million and US$31.7 million as of December 31, 2023 and June 30, 2024, respectively. The turnover days of trade receivables increased from 7.3 days for the year ended December 31, 2023 to 8.3 days for the six months ended June 30, 2024. Trade receivables turnover days for each period equals the average of the beginning and ending balances of trade receivables for that period divided by the revenue for the period and multiplied by 360 days or 180 days. 存貨 存貨主要包括餐廳經營所用的食材及其 他材料，以及待售的火鍋調味品、海底 撈品牌及子品牌的食品。 截至2024年6月30日，本集團的存貨為 26.6百萬美元，較截至2023年12月31日 的29.8百萬美元減少10.7%。該減少主 要是由於接近年末存貨水平相對較高， 以應對業務旺季的到來。 存貨周轉天數由截至2023年12月31日止 年度的42.8天減至截至2024年6月30日 止六個月的40.7天。存貨周轉天數等於 該期間期初及期末存貨的平均值除以該 期間的原材料及易耗品成本再乘以360天 或180天。存貨周轉天數的減少主要是由 於我們存貨管理流程的優化。 貿易及其他應收款項以及預付款項 貿易及其他應收款項以及預付款項主要 包括(i)來自信用卡網絡、外賣平台及支付 平台的貿易應收款項；(ii)預付供應商款 項；(iii)待抵扣進項增值稅；及(iv)其他。 截至2023年12月31日及2024年6月30 日，本集團的貿易及其他應收款項以及 預付款項維持穩定，分別為31.6百萬美 元及31.7百萬美元。 貿易應收款項周轉天數由截至2023年12 月31日止年度的7.3天增至截至2024年6 月30日止六個月的8.3天。各期間的貿易 應收款項周轉天數等於該期間期初及期 末貿易應收款項結餘的平均值除以該期 間的收入再乘以360天或180天。

Management Discussion and Analysis
管理層討論與分析

Trade Payables

Trade payables mainly consisted of the balances due to the Group's suppliers of food ingredients and consumables. The majority of trade payables had a credit term of 30 to 60 days.

The Group's trade payables amounted to US$33.0 million as of June 30, 2024, representing a decrease of 4.1% from US$34.4 million as of December 31, 2023.

The turnover days of trade payable decreased from 51.1 days for the year ended December 31, 2023 to 48.7 days for the six months ended June 30, 2024. Trade payable turnover days for each period equals the average of the beginning and ending balances of trade payable for that period divided by raw materials and consumables for the period and multiplied by 360 days or 180 days. The trade payables turnover days decreased as there were fewer trade payable balances compared to those near the year end.

Liquidity and Capital Resources

The primary uses of cash of the Group are to fund its operations, expansion and capital expenditures. During the six months ended June 30, 2024, the Company primarily funded its working capital through cash generated from its operations, and it also adopted flexible and diverse financing methods when needed. In May 2024, the Company issued 3,096,600 ADSs at a price of US$19.56 per ADS, and received a total gross proceeds of US$60.57 million (before deducting underwriting discounts and commissions and other offering expenses). The Group has adopted prudent treasury policies in cash and financial management and closely monitors its liquidity and capital resources on a regular basis and strives to maintain optimum liquidity that can meet its working capital needs while supporting the continuing business operations.

貿易應付款項

貿易應付款項主要包括應付本集團食材及易耗品供應商的結餘。大部分貿易應付款項的信用期為30天至60天。

截至2024年6月30日，本集團貿易應付款項為33.0百萬美元，較截至2023年12月31日的34.4百萬美元減少4.1%。

貿易應付款項周轉天數由截至2023年12月31日止年度的51.1天減至截至2024年6月30日止六個月的48.7天。各期間的貿易應付款項周轉天數等於該期間期初及期末貿易應付款項結餘的平均值除以該期間的原材料及易耗品再乘以360天或180天。貿易應付款項周轉天數有所減少，原因是與臨近年底相比貿易應付款項結餘較少。

流動資金及資本資源

本集團的現金主要用於為營運、擴張及資本開支提供資金。截至2024年6月30日止六個月，本公司主要通過經營所得現金為營運資金提供資金，並在需要時亦採納靈活多樣的融資方法。於2024年5月，本公司以每股美國存託股份19.56美元的價格發行了3,096,600股美國存託股份，並獲得所得款項總額合計60.57百萬美元（在扣除承銷折扣及佣金以及其他發售開支前）。本集團在現金及財務管理方面採取審慎的財務政策，定期密切監測流動資金及資本資源並致力維持最佳流動資金狀況，在能夠滿足營運資金需求的同時支持持續的業務運營。

中期報告
2024 Interim Report | 25

Management Discussion and Analysis
管理層討論與分析

Capital Structure

The primary goal of the Group's capital management is to maintain the Group's stability and growth, safeguard its normal operations while maximizing shareholders' value through the optimization of debt and equity balances. The Group's overall strategy remains unchanged during the six months ended June 30, 2024. The Group reviews and manages its capital structure on a regular basis, and makes timely adjustments in response to changes in economic conditions.

資本架構

本集團資本管理的主要目標為維持本集團的穩定及增長，保障其正常運營，同時通過優化債務及權益平衡使股東價值最大化。本集團的整體策略於截至2024年6月30日止六個月內保持不變。本集團定期審閱及管理其資本架構，並作出及時調整以應對經濟狀況的變化。

Cash and Cash Equivalents

The principal uses of cash are for working capital to open new restaurants, procure food ingredients, consumables and equipment, and renovate and decorate the restaurants. The Group's cash and cash equivalents amounted to US$140.7 million as of June 30, 2024, representing a decrease of 8.0% from US$152.9 million as of December 31, 2023. This decrease was mainly due to an increase in net purchase of financial assets of US$75.3 million, partially offset by an increase in net proceeds from ADS offering by the Company of US$56.1 million.

現金及現金等價物

現金主要用作開設新餐廳、採購食材、易耗品及設備以及翻新及裝飾餐廳的營運資金。截至2024年6月30日，本集團的現金及現金等價物為140.7百萬美元，較截至2023年12月31日的152.9百萬美元減少8.0%。該減少主要是由於淨購買金融資產增加75.3百萬美元，部分被本公司發售美國存託股份所得款項淨額增加56.1百萬美元所抵銷。

Capital Expenditure

Capital expenditure represented additions to (i) leasehold land and building; (ii) leasehold improvements; (iii) machinery; (iv) transportation equipment; (v) furniture and fixture; and (vi) renovation in progress.

The Group's capital expenditure amounted to US$17.7 million for the six months ended June 30, 2024, which was mainly for the Group's new restaurants opened and those still in the process of renovation and preparation.

The Group plans to finance future capital expenditures through cash generated from its operations and cash and cash equivalents.

資本開支

資本開支指添置(i)租賃土地及樓宇；(ii)租賃物業裝修；(iii)機器；(iv)運輸設備；(v)家具及裝置；及(vi)進行中的裝修。

截至2024年6月30日止六個月，本集團的資本開支為17.7百萬美元，主要用於本集團新開設的餐廳及還在裝修籌備中的餐廳。

本集團計劃通過其經營所得現金以及現金及現金等價物為未來的資本開支提供資金。

Charge of Assets

As of June 30, 2024, the Group charged bank deposits of US$3.0 million to banks to secure rental payments to the lessors.

資產押記

截至2024年6月30日，本集團向多間銀行抵押銀行存款3.0百萬美元以作為支付出租人的租金款項的擔保。

26 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Future Plans for Material Investments

The Group will continue to extensively identify potential strategic investment opportunities and seek to acquire potential high-quality target businesses and assets that create synergies for the Group. Throughout the six months ended June 30, 2024 and up to the date of this interim report, the Group does not have any concrete committed plans for material investments and capital assets for disclosure.

重大投資的未來計劃

本集團將繼續廣泛尋找潛在的策略性投資機會，並尋求收購可為本集團帶來協同效應的潛在優質目標業務及資產。截至2024年6月30日止六個月及直至本中期報告日期，本集團並無任何具體承諾的重大投資及資本資產計劃須予以披露。

Financial Ratios

The following table sets forth certain of the Company's financial ratios as of the dates indicated:

財務比率

下表載列本公司截至所示日期的若干財務比率：

		As of 截至	
		June 30, 2024 2024年6月30日	December 31, 2023 2023年12月31日
Current ratio[(1)]	流動比率[(1)]	2.3	1.7
Gearing ratio[(2)]	資產負債比率[(2)]	0.3	0.4

Notes:

(1) Equals current assets divided by current liabilities as of the same date.

(2) Equals total borrowings divided by total assets as of the same date.

附註：

(1) 等於流動資產除以截至同日的流動負債。

(2) 等於借款總額除以截至同日的資產總額。

Foreign Exchange Risk and Hedging

The Group undertook certain transactions in foreign currencies, which exposed it to foreign currency risks. The Group does not use any derivative contracts to hedge against its exposure to currency risks. The Group manages its currency risks by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should the need arise.

The Group currently does not have a foreign exposure hedging policy. However, the management of the Group monitors foreign exchange exposure closely and will consider hedging significant foreign exchange exposure should the need arises.

外匯匯兌風險及對沖

本集團進行若干以外幣計值的交易，令其面臨外幣風險。本集團並未使用任何衍生合約對沖其面臨的貨幣風險。本集團通過密切監控外幣匯率變動管理其貨幣風險，並於必要時考慮對沖重大外幣風險。

本集團現時並無外匯風險對沖政策。然而，本集團管理層將密切監控外匯風險，並於必要時考慮對沖重大外匯風險。

中期報告
2024 Interim Report | 27

Management Discussion and Analysis
管理層討論與分析

Contingent Liabilities

As of June 30, 2024, the Group did not have any material contingent liabilities, guarantees or any litigations or claims of material importance, pending or threatened against any member of the Group that is likely to have a material and adverse effect on the Group's business, financial condition or results of operations.

或有負債

截至2024年6月30日，本集團並無任何可能對其業務、財務狀況或經營業績造成重大不利影響的重大或有負債、擔保或針對本集團任何成員公司的未決或威脅提起的任何重大訴訟或申索。

Material Acquisitions and Disposals

Throughout the six months ended June 30, 2024, the Company did not have any material acquisitions or disposals of subsidiaries, associates and joint ventures.

重大收購及處置

截至2024年6月30日止六個月，本公司並無任何附屬公司、聯營公司及合營企業的重大收購或處置。

Significant Investment under Listing Rules

During the Reporting Period, the Company purchased wealth management products from The Hongkong and Shanghai Banking Corporation (for details, see the announcement dated September 6, 2024), the fair value of which as of June 30, 2024 was US$77.1 million (accounted for 12.4% of the Group's total asset as of the same date), and the realized gain and unrealized gain during the Reporting Period was US$1.8 million and nil. Save for the aforesaid, the Company did not hold any significant investments as defined under Listing Rules during the Reporting Period.

上市規則項下的重大投資

報告期內，本公司自香港上海滙豐銀行購買理財產品(詳情請參閱日期為2024年9月6日的公告)，該等理財產品截至2024年6月30日的公允值為77.1百萬美元(佔本集團截至同日資產總額的12.4%)，且報告期內已變現收益及未變現收益為1.8百萬美元及零。除上述者外，本公司於報告期內並無持有上市規則所界定的任何重大投資。

Employees and Remuneration Policy

As of June 30, 2024, the Group had a total of 12,521 employees. During the Reporting Period, the Group had incurred staff costs (including salaries and other allowance, welfare and retirement benefit scheme contributions) of US$126.3 million.

The Group's remuneration policy is determined by the salary levels in different regions, employee rank and performance and the market conditions. The Group also provides other benefits to its employees, including medical schemes, pension contribution schemes and share award schemes. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular and specialized trainings tailored to the needs of employees in different departments, including regular training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

員工及薪酬政策

截至2024年6月30日，本集團共有12,521名員工。報告期內，本集團產生員工成本(包括薪金及其他津貼、福利及退休福利計劃供款)126.3百萬美元。

本集團的薪酬政策乃根據不同地區的薪金水平、員工職級及業績表現以及市場狀況釐定。本集團亦向員工提供其他福利，包括醫療計劃、退休金供款計劃及股份獎勵計劃。為保持工作人員的素質、知識及技能水平，本集團根據不同部門員工的需求定期提供專業培訓，包括由高級員工或第三方顧問定期進行的培訓課程，內容涵蓋本集團業務運作的各個方面，使員工了解餐飲行業的最新發展及業務技能，與時俱進。本集團亦不時組織研討會討論具體事項。

28 / 特海国际控股有限公司
Super Hi International Holding Ltd.

29 中 期報 告 2024 Interim Report Management Discussion and Analysis 管理層討論與分析 非國際財務報告準則財務計量 於評估我們的業務時，我們考慮並使用 非國際財務報告準則計量，即餐廳層面 經營溢利率（按(i)餐廳層面經營溢利╱虧 損除以(ii)餐廳層面收入計算），作為補 充計量指標以審閱及評估我們的經營表 現。該等非國際財務報告準則財務計量 的呈列不應被視為獨立於或可替代根據 國際財務報告準則會計準則編製及呈列 的財務資料。 餐廳層面經營溢利率是我們餐廳經營業 績的補充計量指標，其計算方法可能與 其他公司呈報的類似計量沒有可比性。 餐廳層面經營溢利率作為一項分析工具 具有局限性，不應認為其可替代對我們 根據國際財務報告準則會計準則呈報業 績的分析。 餐廳層面收入指我們兩大業務條線海底 撈餐廳經營及外賣業務所產生的總收入。 餐廳層面經營溢利╱虧損乃通過自餐 廳層面收入扣除若干餐廳層面的成本及 開支（包括(i)餐廳層面開支，如餐廳層 面原材料及易耗品成本、餐廳層面員工 成本、餐廳層面物業租金及相關開支、 餐廳層面水電開支、餐廳層面折舊及攤 銷、餐廳層面差旅及通訊開支以及包括 各地區的開業前開支在內的其他餐廳層 面開支；及(ii)各地區所產生的管理費用） 後計算得出。餐廳層面原材料及易耗品 成本包括海底撈餐廳所用的中央廚房相 關食材及易耗品成本，以及直接從供應 商處採購的食材及易耗品的成本。 我們認為餐廳層面經營溢利率是評估我 們各餐廳的單獨及合併業績及盈利能力 的重要計量指標。我們以餐廳層面經營 溢利率數據為基準來衡量我們與競爭對 手的業績。 Non-IFRS Financial Measure In evaluating our business, we consider and use a non-IFRS measure, restaurant level operating profit margin, which is calculated by dividing (i) restaurant level operating profit/loss by (ii) restaurant level revenue, as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards. Restaurant level operating profit margin is a supplemental measure of operating performance of our restaurants and our calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of our results as reported under IFRS Accounting Standards. Restaurant level revenue refers to the total revenue generated from our two major service lines — Haidilao restaurant operations and delivery business. Restaurant level operating profit/loss is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers. We believe that restaurant level operating profit margin is an important measure to evaluate the performance and profitability of each of our restaurants, individually and in the aggregate.We use restaurant level operating profit margin information to benchmark our performance versus competitors.

特海國際控股有限公司 30 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 The table set forth below reconciles total revenue to restaurant level 下表載列總收入與餐廳層面收入的對賬： revenue: For six months ended June 30, 截至6月30日止六個月 2024 2023 2024年 2023年 (US$ in thousands) （千美元） Total revenue 總收入 370,930 323,931 Less: Revenue (Others) 減：收入（其他） (9,248) (6,885) Restaurant level revenue 餐廳層面收入 361,682 317,046 The computation of restaurant level operating margin is as follows: For six months ended June 30, 截至6月30日止六個月 2024 2023 2024年 2023年 (US$ in thousands) （千美元） Restaurant level revenue 餐廳層面收入 361,682 317,046 Less: Restaurant level costs and expenses 減：餐廳層面成本及開支 (330,319) (290,825) Restaurant level operating profit 餐廳層面經營溢利 31,363 26,221 Restaurant level operating margin* 餐廳層面經營溢利率* 8.7% 8.3% * Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit/loss by (ii) restaurant level revenue. * 餐廳層面經營溢利率按(i)餐廳層面經營 溢利╱虧損除以(ii)餐廳層面收入計算。 餐廳層面經營溢利率的計算如下：

Management Discussion and Analysis
管理層討論與分析

The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit.

下表載列經營收益的對賬，此為對餐廳層面經營溢利而言最直接可比較的國際財務報告準則計量指標。

		For six months ended June 30, 截至6月30日止六個月	
		2024 **2024年**	2023 2023年
		(US$ in thousands) *（千美元）*	
Income from operation[1]	經營收益[1]	**20,869**	21,170
Less:	減：		
Revenue (Others)	收入（其他）	**(9,248)**	(6,885)
Other income[2]	其他收入[2]	**(1,853)**	(4,330)
Add non-restaurant level cost and expenses[3]:	加非餐廳層面的成本及開支[3]：		
Raw materials and consumables used[4]	原材料及易耗品成本[4]	**4,108**	2,428
Staff costs	員工成本	**5,593**	4,055
Rentals and related expenses	租金及相關開支	**298**	176
Utilities expenses	水電開支	**838**	622
Depreciation and amortization	折舊及攤銷	**2,980**	3,692
Traveling and communication expenses	差旅及通訊開支	**439**	229
Listing expenses	上市開支	**2,460**	–
Other expenses	其他開支	**4,497**	5,743
Other losses (gains) – net[5]	其他虧損（收益）淨額[5]	**382**	(679)
Restaurant level operating profit	餐廳層面經營溢利	**31,363**	26,221
Restaurant level operating margin	餐廳層面經營溢利率	**8.7%**	8.3%

(1) Income from operation is calculated by (loss) profit for the year excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense.

(2) Other income primarily consists of government grants but does not include non-operating interest income.

(3) Non-restaurant level cost and expenses mainly relate to costs associated with Revenue (Others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs.

(4) Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

(5) Other losses (gains) - net primarily consist of net impairment (loss) reversal recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL.

(1) 經營收益按年內（虧損）收益剔除利息收入（已計入其他收入）、財務成本、因重新計量並非以功能貨幣計值的結餘而產生的未變現外匯差額、按公允值計入損益的金融資產產生的收益淨額及所得稅開支後計算。

(2) 其他收入主要包括政府補助，但不包括非經營利息收入。

(3) 非餐廳層面成本及開支主要涉及與收入（其他）相關的成本、與中央廚房相關的運營成本及開支以及公司及未分配成本。

(4) 非餐廳層面經營的原材料及易耗品成本主要涉及中央廚房採購的食材成本，該等食材並非用於海底撈餐廳，而是用於向當地顧客及零售商銷售火鍋調味品及海底撈品牌及子品牌的食品。

(5) 其他虧損（收益）淨額主要包括就物業、廠房及設備以及使用權資產確認的減值（虧損）撥回淨額，但不包括因重新計量並非以功能貨幣計值的結餘而產生的未變現外匯差額及按公允值計入損益的金融資產產生的收益淨額。

中期報告
2024 Interim Report / 31

Corporate Governance and Other Information
企業管治及其他資料

DIRECTORS AND CHIEF EXECUTIVE' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As of June 30, 2024, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

董事及最高行政人員於股份、相關股份及債權證中的權益及淡倉

截至2024年6月30日，本公司董事及最高行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債權證中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所的權益及淡倉（包括彼等根據證券及期貨條例的有關條文被當作或被視為擁有的權益及淡倉）；或(b)根據證券及期貨條例第352條須登記於該條所指登記冊的權益及淡倉；或(c)根據標準守則須知會本公司及聯交所的權益及淡倉如下：

Interest in the Company

於本公司的權益

Name of Director and chief executive 董事及最高行政人員姓名	Nature of Interest 權益性質	Number of Shares 股份數目	Approximate percentage of the total issued share capital as at June 30, 2024 (%) [4] 於2024年6月30日佔已發行股本總數的概約百分比(%)[4]
Ms. SHU Ping[1] 舒萍女士[1]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Beneficiary of a trust 信託受益人 Interest of spouse 配偶權益	336,167,124(L)	51.69%
Ms. June YANG Lijuan[2] (appointed on July 1, 2024) 楊利娟女士[2]（於2024年7月1日獲委任）	Beneficial owner 實益擁有人 Beneficiary of a trust 信託受益人	31,809,922(L)	4.89%
Mr. LI Yu[3] 李瑜先生[3]	Beneficial owner 實益擁有人	39,750(L)	0.01%
Mr. WANG Jinping[3] (resigned on July 1, 2024) 王金平先生[3]（於2024年7月1日辭任）	Beneficial owner 實益擁有人	3,096,650(L)	0.48%
Ms. LIU Li[3] 劉麗女士[3]	Beneficial owner 實益擁有人	3,096,650(L)	0.48%

32 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Corporate Governance and Other Information
企業管治及其他資料

Remark: (L) representing long position.

Notes:

(1) Details of the nature of interest held by Ms. SHU Ping are provided in the notes (1) to (4) to "－Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares" in this section.

(2) Ms. June YANG Lijuan (as the settlor of the Ming Trust, the beneficiaries of which are Ms. June YANG Lijuan and The Ting Trust) and J.P. Morgan Trust Company (Singapore) Pte. Ltd. (as the trustee of the Ming Trust) are taken to be interested in the Shares held by YLJ YIHAI LTD and Elite Ming Limited under the SFO.

(3) Mr. LI Yu is interested in 39,750 Shares by virtue of the award Shares granted to him under the Share Award Scheme. Each of Mr. WANG Jinping and Ms. LIU Li is interested in 3,096,650 Shares by virtue of the award Shares granted to him/her under the Share Award Scheme.

(4) As at June 30, 2024, the Company had 650,299,000 issued Shares in total.

Save as disclosed above, as of June 30, 2024, none of the Directors or chief executive of the Company and their respective associates has or is deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which will be required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or which will be required to be recorded in the register to be kept by the Company pursuant to Section 352 of the SFO, or which will be required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

備註：(L)代表好倉。

附註：

(1) 有關舒萍女士所持權益性質的詳情載於本節「－主要股東於股份及相關股份中的權益及淡倉」附註(1)至(4)。

(2) 根據證券及期貨條例，楊利娟女士（作為Ming Trust的財產授予人，而Ming Trust的受益人為楊利娟女士及Ting Trust）及J.P. Morgan Trust Company (Singapore) Pte. Ltd.（作為Ming Trust的受託人）被視為於YLJ YIHAI LTD及Elite Ming Limited所持的股份中擁有權益。

(3) 李瑜先生因根據股份獎勵計劃獲授予獎勵股份而於39,750股股份中擁有權益。王金平先生及劉麗女士各自因根據股份獎勵計劃獲授予獎勵股份而於3,096,650股股份中擁有權益。

(4) 於2024年6月30日，本公司已發行股份共計650,299,000股。

除上文所披露者外，截至2024年6月30日，本公司董事或最高行政人員及彼等各自的聯繫人於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債權證中概無擁有或被視為擁有根據證券及期貨條例第XV部第7及8分部將須知會本公司及聯交所的任何權益或淡倉（包括彼等根據證券及期貨條例的有關條文被當作或被視為擁有的權益及淡倉），或根據證券及期貨條例第352條將須記錄於本公司所存置的登記冊內的任何權益或淡倉，或根據標準守則將須知會本公司及聯交所的任何權益或淡倉。

中期報告
2024 Interim Report / 33

Corporate Governance and Other Information
企業管治及其他資料

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

主要股東於股份及相關股份中的權益及淡倉

As of June 30, 2024, the followings are the persons who had interests or short positions in the Shares and underlying Shares which would be required to be notified to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO; or as recorded in the register of interests required to be kept by the Company pursuant to Section 336 of Part XV of the SFO:

截至2024年6月30日，下列人士為於股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部的條文須知會本公司及聯交所的權益或淡倉的人士，或根據證券及期貨條例第XV部第336條本公司須存置的權益登記冊所記錄的權益或淡倉的人士：

Name of Shareholder 股東姓名／名稱	Nature of Interest 權益性質	Number of Shares 股份數目	Approximate percentage of the total issued share capital as at June 30, 2024 (%)[9] 於2024年6月30日佔已發行股本總數的概約百分比(%)[9]
UBS Trustees (B.V.I.) Limited[2][3][4][6][7]	Trustee 受託人	386,245,826(L)	59.40%
Mr. ZHANG Yong[1][2][3][4] 張勇先生[1][2][3][4]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Beneficiary of a trust 信託受益人 Interest of spouse 配偶權益	336,167,124(L)	51.69%
SHU Ping[1][2][3][4] 舒萍[1][2][3][4]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Beneficiary of a trust 信託受益人 Interest of spouse 配偶權益	336,167,124(L)	51.69%
ZY NP LTD[2][4]	Beneficial owner 實益擁有人 Interest in a controlled corporation 受控法團權益	295,070,923(L)	45.37%
NP United Holding Ltd[4]	Beneficial owner 實益擁有人	180,197,011(L)	27.71%

34 / 特海国际控股有限公司
Super Hi International Holding Ltd.

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Name of Shareholder 股東姓名／名稱	Nature of Interest 權益性質	Number of Shares 股份數目	Approximate percentage of the total issued share capital as at June 30, 2024 (%)[9] 於2024年6月30日佔已發行股本總數的概約百分比(%)[9]
Ms. Hailey LEE [(5)(6)(7)] 李海燕女士[(5)(6)(7)]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Interest of spouse 配偶權益 Beneficial owner 實益擁有人	53,828,702(L)	8.28%
Mr. Sean SHI[(5)(6)(7)] 施永宏先生[(5)(6)(7)]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Interest of spouse 配偶權益	53,828,702(L)	8.28%
SP NP LTD[(3)]	Beneficial owner 實益擁有人	41,096,201(L)	6.32%
LHY NP LTD[(7)]	Beneficial owner 實益擁有人	33,115,501(L)	5.09%
Futu Trustee Limited[(8)] 富途信託有限公司[(8)]	Trustee 受託人	61,933,000(L)	9.52%
ESOP Platform I[(8)] ESOP平台I[(8)]	Beneficial owner 實益擁有人	43,353,100(L)	6.67%

Remark: (L) representing long position.

Notes:

(1) Ms. SHU Ping is the spouse of Mr. ZHANG Yong. Therefore, Ms. SHU Ping is deemed to be interested in the Shares in which Mr. ZHANG Yong is interested and Mr. ZHANG Yong is deemed to be interested in the Shares in which Ms. SHU Ping is interested under the SFO.

備註：(L)代表好倉。

附註：

(1) 舒萍女士為張勇先生的配偶。因此，根據證券及期貨條例，舒萍女士被視為於張勇先生擁有權益的股份中擁有權益，及張勇先生被視為於舒萍女士擁有權益的股份中擁有權益。

中期報告
2024 Interim Report / 35

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企業管治及其他資料

(2) ZY NP LTD is an investment holding company incorporated in the BVI. The entire share capital of ZY NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Apple Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Apple Trust. Apple Trust is a discretionary trust set up by Mr. ZHANG Yong as the settlor and protector on August 22, 2018 for the benefit of himself, Ms. SHU Ping and their family. Therefore, Mr. ZHANG Yong (as the founder of Apple Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by ZY NP LTD under the SFO.

(3) SP NP LTD is an investment holding company incorporated in the BVI. The entire share capital of SP NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Rose Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Rose Trust. Rose Trust is a discretionary trust set up by Ms. SHU Ping as the settlor and protector on August 22, 2018 for the benefit of herself, Mr. ZHANG Yong and their family. Ms. SHU Ping (as the founder of Rose Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by SP NP LTD under the SFO.

(4) NP UNITED HOLDING LTD is an investment holding company incorporated in the BVI and is owned as to approximately 51.78% by ZY NP LTD and 16.07% by SP NP LTD, among others. Therefore, Mr. ZHANG Yong, ZY NP LTD and UBS Trustees (B.V.I.) Limited are deemed to be interested in the Shares in which NP UNITED HOLDING LTD is interested under the SFO.

(5) Ms. Hailey LEE directly holds 3,750,000 Shares in the Company and she is the spouse of Mr. Sean SHI. Therefore, Mr. Sean SHI is deemed to be interested in the Shares in which Ms. Hailey LEE is interested and Ms. Hailey LEE is deemed to be interested in the Shares in which Mr. Sean SHI is interested under the SFO.

(6) SYH NP LTD is an investment holding company incorporated in the BVI. The entire share capital of SYH NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Cheerful Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Cheerful Trust. Cheerful Trust is a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE as the settlors and protectors on August 22, 2018 for the benefit of themselves and their family. Mr. Sean SHI and Ms. Hailey LEE (as the founders of Cheerful Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by SYH NP LTD under the SFO.

(2) ZY NP LTD為一間於英屬處女群島註冊成立的投資控股公司。ZY NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Apple Trust的受託人）通過UBS Nominees Limited（以Apple Trust受託人的代名人身份）全資擁有。Apple Trust為張勇先生以財產授予人及保護人的身份為其本身、舒萍女士及其家族的利益於2018年8月22日成立的全權信託。因此，根據證券及期貨條例，張勇先生（作為Apple Trust的創立人）及UBS Trustees (B.V.I.) Limited被視為於ZY NP LTD所持的股份中擁有權益。

(3) SP NP LTD為一間於英屬處女群島註冊成立的投資控股公司。SP NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Rose Trust的受託人）通過UBS Nominees Limited（以Rose Trust受託人的代名人身份）全資擁有。Rose Trust為舒萍女士以財產授予人及保護人的身份為其本身、張勇先生及其家族的利益於2018年8月22日成立的全權信託。根據證券及期貨條例，舒萍女士（作為Rose Trust的創立人）及UBS Trustees (B.V.I.) Limited被視為於SP NP LTD所持的股份中擁有權益。

(4) NP UNITED HOLDING LTD為一間於英屬處女群島註冊成立的投資控股公司，由ZY NP LTD持有約51.78%權益，及由SP NP LTD持有16.07%權益。因此，根據證券及期貨條例，張勇先生、ZY NP LTD及UBS Trustees (B.V.I.) Limited被視為於NP UNITED HOLDING LTD擁有權益的股份中擁有權益。

(5) 李海燕女士直接持有本公司的3,750,000股股份且其為施永宏先生的配偶。因此，根據證券及期貨條例，施永宏先生被視為於李海燕女士擁有權益的股份中擁有權益，及李海燕女士被視為於施永宏先生擁有權益的股份中擁有權益。

(6) SYH NP LTD為一間於英屬處女群島註冊成立的投資控股公司。SYH NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Cheerful Trust的受託人）通過UBS Nominees Limited（以Cheerful Trust受託人的代名人身份）全資擁有。Cheerful Trust為施永宏先生及李海燕女士以財產授予人及保護人的身份為彼等及家族利益於2018年8月22日成立的全權信託。根據證券及期貨條例，施永宏先生及李海燕女士（作為Cheerful Trust的創立人）及UBS Trustees (B.V.I.) Limited被視為於SYH NP LTD所持的股份中擁有權益。

36 / 特海国际控股有限公司
Super Hi International Holding Ltd.

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(7) LHY NP LTD is an investment holding company incorporated in the BVI. The entire share capital of LHY NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Cheerful Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Cheerful Trust. Cheerful Trust is a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE as the settlors and protectors on August 22, 2018 for the benefit of themselves and their family. Mr. Sean SHI and Ms. Hailey LEE (as the founders of Cheerful Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by LHY NP LTD under the SFO.

(8) Futu Trustee Limited was appointed by the Company as the trustee to manage and administer the Share Award Scheme and to hold Shares to be granted to eligible persons under the Share Award Scheme through its wholly-owned subsidiaries, the ESOP Platform I and the ESOP Platform II.

(9) As at June 30, 2024, the Company had 650,299,000 issued Shares in total.

Save as disclosed above, as of June 30, 2024, the Directors and the chief executive of the Company are not aware of any other person (other than the Directors or chief executive of the Company) who had an interest or short position in the Shares or underlying Shares of the Company which would be required to be notified to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO; or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE AWARD SCHEME

The Company has adopted the Share Award Scheme on June 24, 2022, which was required to be disclosed as below under the requirements of Chapter 17 of the Listing Rules. Details of the principal terms of the Share Award Scheme are provided in "Appendix IV — General Information — D. Share Award Schemes" of the prospectus issued by the Company on December 19, 2022.

(7) LHY NP LTD為一間於英屬處女群島註冊成立的投資控股公司。LHY NP LTD的全部股本由UBS Trustees (B.V.I.) Limited(作為Cheerful Trust的受託人)通過UBS Nominees Limited(作為Cheerful Trust受託人的代名人身份)全資擁有。Cheerful Trust為施永宏先生及李海燕女士以財產授予人及保護人的身份為彼等及家族利益於2018年8月22日成立的全權信託。根據證券及期貨條例，施永宏先生及李海燕女士(作為Cheerful Trust的創立人)及UBS Trustees (B.V.I.) Limited被視為於LHY NP LTD所持的股份中擁有權益。

(8) 富途信託有限公司獲本公司委任為受託人，以管理及執行股份獎勵計劃，並透過其全資附屬公司、ESOP平台I及ESOP平台II持有根據股份獎勵計劃將授予合資格人士的股份。

(9) 於2024年6月30日，本公司已發行股份總數為650,299,000股。

除上文所披露者外，截至2024年6月30日，本公司董事及最高行政人員並不知悉任何其他人士(除本公司董事或最高行政人員外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部的條文須知會本公司及聯交所的權益或淡倉；或根據證券及期貨條例第336條本公司須存置的登記冊所記錄的權益或淡倉。

股份獎勵計劃

本公司已於2022年6月24日採納股份獎勵計劃，根據上市規則第十七章的規定須予作出的披露如下。股份獎勵計劃的主要條款詳情載列於本公司於2022年12月19日刊發的招股章程「附錄四 — 一般資料 — D. 股份獎勵計劃」。

中期報告
2024 Interim Report / 37

Corporate Governance and Other Information
企業管治及其他資料

UNVESTED AWARDS GRANTED UNDER THE SHARE AWARD SCHEME

Before Listing, a total of 61,933,000 awards were granted by the Company on December 12, 2022, among which, (i) 58,836,350 awards were granted to employee participants; (ii) 3,096,650 awards were granted to Related Entity Participants; and (iii) no awards were granted to Service Providers. Upon Listing and during the Reporting Period, there is no awards available for grant and no new Shares may be issued in respect of awards granted under the Share Award Scheme. Accordingly, the number of Shares that may be issued in respect of awards granted under Share Award Scheme during the Reporting Period divided by the weighted average number of Shares in issue (excluding treasury shares, if any) for the Reporting Period was not applicable.

As of June 30, 2024, the total number of Shares in respect of which awards had been granted and remaining unvested under the Share Award Scheme was 61,933,000. The following table discloses movements in the unvested awards granted under the Share Award Scheme during the Reporting Period.

根據股份獎勵計劃授出的尚未歸屬獎勵

上市前，本公司於2022年12月12日授出合共61,933,000份獎勵，其中(i)僱員參與者獲授予58,836,350份獎勵；(ii)關聯實體參與者獲授予3,096,650份獎勵；及(iii)服務供應商概無獲授予獎勵。上市後及於報告期內，股份獎勵計劃項下概無獎勵可供授予，亦無就已授出的獎勵而可能發行的新股。因此，就報告期內根據股份獎勵計劃授出的獎勵而可能發行的股份數目除以報告期內已發行股份（不包括庫存股，如有）的加權平均數並不適用。

截至2024年6月30日，根據股份獎勵計劃已授出及尚未歸屬的獎勵的股份總數為61,933,000股。下表披露於報告期內根據股份獎勵計劃授出的尚未歸屬獎勵的變動情況。

					Number of Shares underlying awards 相關獎勵的股份數目						
Category and name of grantee 承授人類別及名稱	Date of grant 授出日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 績效目標	Unvested as of January 1, 2024 截至2024年1月1日尚未歸屬	Granted between January 1, 2024 to June 30, 2024 於2024年1月1日至2024年6月30日期間已授出	Vested between January 1, 2024 to June 30, 2024 於2024年1月1日至2024年6月30日期間已歸屬	Cancelled between January 1, 2024 to June 30, 2024 於2024年1月1日至2024年6月30日期間已註銷	Lapsed between January 1, 2024 to June 30, 2024 於2024年1月1日至2024年6月30日期間已失效	Unvested as of June 30, 2024 截至2024年6月30日尚未歸屬	Weighted average closing price per Share before the date of vest 歸屬日期前每股股份的加權平均收市價
Director 董事											
Mr. LI Yu 李瑜先生	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	39,750	–	–	–	–	39,750	–
Mr. WANG Jinping Note (3) 王金平先生附註(3)	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Ms. LIU Li 劉麗女士	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–

38 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Corporate Governance and Other Information
企業管治及其他資料

Category and name of grantee 承授人類別及名稱	Date of grant 授出日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 績效目標	Number of Shares underlying awards 相關獎勵的股份數目 — Unvested as of January 1, 2024 截至2024年1月1日尚未歸屬	Granted between January 1, 2024 to June 30, 2024 於2024年1月1日至2024年6月30日期間已授出	Vested between January 1, 2024 to June 30, 2024 於2024年1月1日至2024年6月30日期間已歸屬	Cancelled between January 1, 2024 to June 30, 2024 於2024年1月1日至2024年6月30日期間已註銷	Lapsed between January 1, 2024 to June 30, 2024 於2024年1月1日至2024年6月30日期間已失效	Unvested as of June 30, 2024 截至2024年6月30日尚未歸屬	Weighted average closing price per Share before the date of vest 歸屬日期前每股股份的加權平均收市價
Other connected persons 其他關連人士											
Ms. LI Qingyun 李青雲女士	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Ms. JIANG Bingyu 蔣冰遇女士	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Mr. LI Min 李敏先生	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Employee participants and other eligible participants 僱員參與者及其他合資格參與者	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	43,313,350	–	–	–	–	43,313,350	–
Related Entity Participants 關聯實體參與者	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Total 總計					61,933,000	–	–	–	–	61,933,000	–

中期報告
2024 Interim Report / 39

特海國際控股有限公司 40 Super Hi International Holding Ltd. Corporate Governance and Other Information 企業管治及其他資料 附註： (1) 未歸屬獎勵的最長歸屬期為本公司與承 授人協定歸屬條件日期起十年。 (2) 董事會已設立獎勵評估委員會及表現指 標指引（主要包括未來表現指標及對本 集團的貢獻）。是否歸屬獎勵將按董事 會或獎勵評估委員會設立表現指標的時 間及相關承授人是否不時根據表現指標 指引達到表現指標而定。上述獎勵乃於 上市前授出，及截至本中期報告日期， 上述獎勵的公允值並不適用。 (3) 於2024年7月1日，王金平先生辭任執 行董事職務。 董事收購股份或債權證的權利 除上文「董事及最高行政人員於股份、相 關股份及債權證中的權益及淡倉」一節所 披露者外，於截至2024年6月30日止六 個月期間，本公司或其任何附屬公司均 非任何安排的其中一方以讓董事通過收 購本公司或任何其他法人團體的股份或 債權證的方式收取利益，亦概無董事或 任何彼等的配偶或18歲以下的子女獲授 任何權利以認購本公司或任何其他法人 團體的股本或債務證券或已行使任何該 等權利。 董事資料的變動 於2024年7月1日，(i)楊利娟女士獲委任 為本公司執行董事；及(ii)王金平先生辭 任本公司執行董事。有關上述變動的進 一步詳情，請參閱本公司日期為2024年6 月21日的公告。 除本文所披露者外，自本公司截至2023 年12月31日止財政年度之年度報告日期 起計至本中期報告日期止期間，本公司 並不知悉任何董事資料的變動須根據上 市規則第13.51B(1)條披露。 Notes: (1) The maximum vesting period of the unvested awards is ten years from the date of agreement of the vesting conditions by the Company and the grantees. (2) The Board has established an incentive evaluation committee and performance targets guidelines (mainly including future performance indicators and contributions to the Group). Whether the awards are vested will be determined based on when the performance targets will be set by the Board or the incentive evaluation committee and whether the performance targets will be met by the relevant grantees according to performance targets guidelines from time to time. The above awards were granted before the Listing and the fair value of the above awards is not applicable as of the date of this interim report. (3) On July 1, 2024, Mr. WANG Jinping resigned as an executive Director. DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES Save as disclosed in the section headed “Directors and Chief Executive’ Interests and Short Positions in Shares, Underlying Shares and Debentures” above, at no time during the six months ended June 30, 2024 was the Company or any of its subsidiaries, a party to any arrangement that would enable the Directors to acquire benefits by means of acquisition of the shares in, or debentures of, the Company or any other body corporate, and none of the Directors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right. CHANGES IN THE INFORMATION OF THE DIRECTORS On July 1, 2024, (i) Ms. June YANG Lijuan was appointed as an executive Director of the Company, and (ii) Mr. WANG Jinping resigned as an executive Director of the Company. For further details of the above changes, please refer to the announcement of the Company dated June 21, 2024. Save for the information disclosed herein, the Company is not aware of any changes in the information of Directors which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules during the period from the date of the annual report of the Company for the financial year ended December 31, 2023 to the date of this interim report.

41 中 期報 告 2024 Interim Report Corporate Governance and Other Information 企業管治及其他資料 遵守《企業管治守則》 本公司已採納上市規則附錄C1所載《企 業管治守則》的守則條文。 本公司定期檢討其遵守《企業管治守則》 的情況，據董事所深知，本公司於截至 2024年6月30日止六個月期間及直至本 中期報告日期一直遵守《企業管治守則》 所載的所有適用原則及守則條文。 遵守標準守則 本公司已採納上市規則附錄C3所載的標 準守則作為其本身有關董事買賣本公司 證券的行為守則。本公司已向全體董事 作出具體問詢，而董事均已確認彼等於 截至2024年6月30日止六個月期間及直 至本中期報告日期一直遵守標準守則。 可能掌握本公司內幕消息的本公司僱員 亦受進行證券交易的標準守則的約束。 於截至2024年6月30日止六個月期間及 直至本中期報告日期，本公司並未發現 僱員違反標準守則的任何事件。 購買、出售或贖回上市證券 於截至2024年6月30日止六個月期間及 直至本中期報告日期，本公司及其任何 附屬公司並無購買、出售或贖回本公司 於聯交所或其他證券交易所上市的任何 證券（包括出售庫存股）。截至2024年6 月30日，本公司並無持有任何庫存股。 COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Company has adopted the code provisions of the Corporate Governance Code as set out in Appendix C1 to the Listing Rules. The Company regularly reviews its compliance with Corporate Governance Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the Corporate Governance Code throughout the six months ended June 30, 2024 and up to the date of this interim report. COMPLIANCE WITH THE MODEL CODE The Company has adopted the Model Code as set out in Appendix C3 to the Listing Rules as its own code of conduct regarding Directors’ dealings in securities of the Company. Specific inquiries have been made to all Directors and the Directors have confirmed that they have complied with the Model Code throughout the six months ended June 30, 2024 and up to the date of this interim report. The Company’s employees, who are likely to be in possession of inside information about the Company, have also been subject to the Model Code for securities transactions. No incident of non-compliance with the Model Code by the employees was noted by the Company throughout the six months ended June 30, 2024 and up to the date of this interim report. PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities (including sale of treasury Shares) listed on the Stock Exchange or other stock exchanges during the six months ended June 30, 2024 and up to the date of this interim report. As of June 30, 2024, the Company did not hold any treasury Shares.

Corporate Governance and Other Information
企業管治及其他資料

AUDIT COMMITTEE

The Audit Committee has three members comprising three independent non-executive Directors, namely Mr. TEO Ser Luck (chairman of the Audit Committee), Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent.

The Audit Committee has, together with the management and the auditor of the Company, considered and reviewed the Group's interim results for the six months ended June 30, 2024, the accounting principles and practices adopted by the Company and the Group and discussed matters in relation to internal control and financial reporting with the management.

The Audit Committee considers that the interim financial results for the six months ended June 30, 2024 are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

INTERIM DIVIDEND

The Board has resolved not to declare an interim dividend for the six months ended June 30, 2024.

OFFERING OF ADSs IN THE UNITED STATES AND USE OF PROCEEDS

In May 2024, the Company completed the Offering and issued 3,096,600 ADSs (representing 30,966,000 Shares with total nominal value of US$154.83) at a price of US$19.56 per ADS (with a net price of US$16.76 per ADS) to not fewer than six placees (being professional or other investors whom the underwriter selected pursuant to the underwriting agreement). Upon the closing of the Offering, the Company received a total of net proceeds of US$51.91 million (after deducting underwriting discounts and commissions and other offering expenses) (the "**Net Proceeds**").

The Directors consider that the Offering represents an opportunity to gain access to a currently untapped pool of investors and develop a presence in the securities market in the United States.

As of the date of this interim report, there was no change in the intended use of Net Proceeds in the announcements of the Company dated May 21, 2024 and May 28, 2024. The Group will utilize the Net Proceeds in accordance with the intended purposes as set out in the above-mentioned announcements of the Company.

審計委員會

審計委員會由三名成員組成，包括三名獨立非執行董事，即張思樂先生（審計委員會主席）、陳康威先生及連宗正先生。

審計委員會連同本公司管理層及核數師已考慮及審閱本集團截至2024年6月30日止六個月的中期業績、本公司及本集團採納的會計原則和慣例，並已與管理層討論有關內部控制和財務報告事宜。

審計委員會認為，截至2024年6月30日止六個月的中期財務業績符合相關會計準則、規則及規例，並已正式作出適當披露。

中期股息

董事會已決議不宣派截至2024年6月30日止六個月的中期股息。

於美國發售美國存託股份及所得款項用途

於2024年5月，本公司完成發售並以每股美國存託股份19.56美元的價格（每股美國存託股份淨價16.76美元）向不少於六名承配人（即承銷商根據承銷協議選擇的專業或其他投資者）發行3,096,600股美國存託股份（代表總面值為154.83美元的30,966,000股股份）。此次發售結束後，經扣除承銷折扣及佣金以及其他發售開支後，本公司獲得所得款項淨額合計51.91百萬美元（「**所得款項淨額**」）。

董事認為，此次發售是本公司接觸目前尚未開發的投資者群體並爭取在美國證券市場佔據一席之地的一個機會。

截至本中期報告日期，本公司日期為2024年5月21日及2024年5月28日的公告中所得款項淨額擬定用途概無發生變動。本集團將根據本公司上述公告所載擬定用途動用所得款項淨額。

42 | 特海国际控股有限公司
Super Hi International Holding Ltd.

Corporate Governance and Other Information
企業管治及其他資料

As of June 30, 2024, the Net Proceeds were utilized in accordance with the intended uses as follows:

截至2024年6月30日，所得款項淨額根據擬定用途的動用情況如下：

Description 描述	Percentage to the Net Proceeds 所得款項淨額百分比	Allocation of the Net Proceeds 所得款項淨額的分配 (US$ in million) (百萬美元)	Percentage of utilized amount between the date of closing of Offering to June 30, 2024 發售結束日期至2024年6月30日期間已動用金額百分比 (%) (%)	Percentage of unutilized amount as of June 30, 2024 截至2024年6月30日尚未動用金額百分比 (%) (%)	Expected timeline for utilizing for the unutilized Net Proceeds 未動用所得款項淨額的預期動用時間表
Strengthening its brand and expanding restaurant network globally 加強品牌及擴展全球門店網絡	70%	36.34	–	100.0	by the end of 2025 2025年年底前
Investing in supply chain management capabilities, such as building more central kitchens 投資供應鏈管理能力，例如建立更多中央廚房	10%	5.19	–	100.0	by the end of 2026 2026年年底前
Research and development to enhance digitalization and other technologies used in restaurant management 研究及開發，以提升門店管理所使用的數字化及其他技術	10%	5.19	–	100.0	by the end of 2026 2026年年底前
Working capital and other general corporate purposes 營運資金及其他一般企業用途	10%	5.19	–	100.0	by the end of 2025 2025年年底前
Total 總計	100%	51.91	–	100.0	

Note: the sum of the data may not add up to the total due to rounding.

附註：由於約整，數據的總和可能不等於總數。

中期報告
2024 Interim Report / 43

特海國際控股有限公司 44 Super Hi International Holding Ltd. Corporate Governance and Other Information 企業管治及其他資料 CONTINUING DISCLOSURE OBLIGATION PURSUANT TO THE LISTING RULES As of June 30, 2024, the Directors were not aware of any circumstances giving rise to the disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules. EVENTS AFTER THE SIX MONTHS ENDED JUNE 30, 2024 The Group had no material events for disclosure subsequent to June 30, 2024 and up to the date of this interim report. By order of the Board Ms. SHU Ping Chairlady of the Board Singapore, August 27, 2024 根據上市規則的持續披露責任 截至2024年6月30日，董事概不知悉任 何導致上市規則第13.20條、第13.21條 及第13.22條項下披露責任的情況。 截至2024年6月30日止六個月後事項 本集團於2024年6月30日後及直至本中 期報告日期並無重大須予披露事項。 承董事會命 舒萍女士 董事會主席 新加坡，2024年8月27日

45 中 期報 告 2024 Interim Report Independent Auditor’s Review Report on the Unaudited Interim Condensed Consolidated Financial Statements 獨立核數師對未經審核中期簡明綜合財務報表的審閱報告 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 TO THE BOARD OF DIRECTORS OF SUPER HI INTERNATIONAL HOLDING LTD. (Incorporated in the Cayman Islands with limited liability) INTRODUCTION We have reviewed the unaudited interim condensed consolidated financial statements of Super Hi International Holding Ltd. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the condensed consolidated statement of financial position as at June 30, 2024, and the related condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six months period ended June 30, 2024, and selected explanatory notes set out on pages 47 to 76. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these unaudited interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the International Auditing and Assurance Standards Board. A review of these condensed consolidated financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. 致特海国际控股有限公司董事會 （於開曼群島註冊成立的有限公司） 緒言 我們已審閱特海国际控股有限公司（「貴 公司」）及其附屬公司（統稱為「貴集團」） 的未經審核中期簡明綜合財務報表，其 中包括第47至76頁所載於2024年6月 30日的簡明綜合財務狀況表，以及截至 2024年6月30日止六個月期間的相關簡 明綜合損益及其他全面收益表、簡明綜 合權益變動表及簡明綜合現金流量表， 以及經選定說明附註。香港聯合交易所 有限公司證券上市規則規定，就中期財 務資料編製的報告須遵守上市規則的有 關條文以及國際會計準則委員會頒佈的 國際會計準則第34號中期財務報告（「國 際會計準則第34號」）。貴公司董事須負 責根據國際會計準則第34號編製及列報 該等未經審核中期簡明綜合財務報表。 我們的責任為根據審閱工作就該等未經 審核中期簡明綜合財務報表作出結論， 並按照我們協定的委聘條款僅向閣下（作 為整體）報告，且報告不可用作其他用 途。我們並不就本報告之內容對任何其 他人士負責或承擔任何責任。 審閱範圍 我們已根據國際審計與鑒證準則理事會 頒佈的國際審閱工作準則第2410號由實 體的獨立核數師執行中期財務資料審閱 進行審閱。該等簡明綜合財務報表的審 閱工作包括主要向負責財務及會計事宜 的人士查詢，並應用分析及其他審閱程 序。由於審閱的範圍遠小於按照國際審 計準則進行審計的範圍，故我們無法保 證將會知悉審計中可能發現的所有重大 事宜。因此，我們不會發表審計意見。

特海國際控股有限公司 46 Super Hi International Holding Ltd. Independent Auditor’s Review Report on the Unaudited Interim Condensed Consolidated Financial Statements 獨立核數師對未經審核中期簡明綜合財務報表的審閱報告 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 結論 根據我們的審閱工作，我們並無發現有 任何事項致使我們相信該等未經審核中 期簡明綜合財務報表在各重大方面未有 按照國際會計準則第34號編製。 Deloitte & Touche LLP 執業會計師及特許會計師 新加坡 2024年8月27日 CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the unaudited interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34. Deloitte & Touche LLP Public Accountants and Chartered Accountants Singapore August 27, 2024

47 中 期報 告 2024 Interim Report Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income 簡明綜合損益及其他全面收益表 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 For the six months period ended June 30, 截至6月30日止六個月期間 Notes 2024 2023 附註 2024年 2023年 USD’000 USD’000 千美元 千美元 Revenue 收入 5 370,930 323,931 Other income 其他收入 6 3,275 5,461 Raw materials and consumables used 原材料及易耗品成本 (124,579) (109,316) Staff costs 員工成本 (126,289) (107,687) Rentals and related expenses 租金及相關開支 (9,109) (6,264) Utilities expenses 水電開支 (13,733) (12,621) Depreciation and amortization 折舊及攤銷 (39,022) (41,795) Traveling and communication expenses 差旅及通訊開支 (3,211) (2,307) Listing expenses 上市開支 (2,460) – Other expenses 其他開支 7 (33,129) (27,780) Other losses – net 其他虧損淨額 8 (18,119) (9,962) Finance costs 財務成本 9 (3,926) (4,340) Profit before tax 稅前溢利 628 7,320 Income tax expense 所得稅開支 10 (5,277) (3,926) (Loss) profit for the period 期內（虧損）溢利 11 (4,649) 3,394 Other comprehensive income 其他全面收益 Item that may be reclassified subsequently to profit or loss: 其後可能重新分類至 損益的項目： Exchange differences arising on translation of foreign operations 換算海外業務產生 匯兌差額 13,252 11,566 Total comprehensive income for the period 期內全面收益總額 8,603 14,960 (Loss) profit for the period attributable to: 以下人士應佔期內（虧損） 溢利： Owners of the Company 本公司擁有人 (4,583) 3,541 Non-controlling interests 非控股權益 (66) (147) (4,649) 3,394 Total comprehensive income attributable to: 以下人士應佔全面收益 總額： Owners of the Company 本公司擁有人 8,669 15,107 Non-controlling interests 非控股權益 (66) (147) 8,603 14,960 (Loss) earnings per share 每股（虧損）盈利 Basic and diluted (USD) 基本及攤薄（美元） 12 (0.01) 0.01 See accompanying notes to unaudited interim condensed consolidated financial statements. 請參閱未經審核中期簡明綜合財務報表 隨附附註。

Condensed Consolidated Statement of Financial Position

簡明綜合財務狀況表

As at June 30, 2024

於2024年6月30日

		Notes 附註	As at June 30, 2024 於2024年6月30日 USD'000 千美元 (Unaudited) （未經審核）	As at December 31, 2023 於2023年12月31日 USD'000 千美元 (Unaudited) （未經審核）
Non-current assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	13	159,881	168,724
Right-of-use assets	使用權資產	13	161,604	167,641
Intangible assets	無形資產		298	402
Deferred tax assets	遞延税項資產	14	1,625	1,995
Other receivables	其他應收款項	15	1,960	1,961
Prepayment	預付款項	15	242	295
Rental deposits	租賃押金		18,683	16,903
			344,293	357,921
Current assets	**流動資產**			
Inventories	存貨		26,632	29,762
Trade and other receivables and prepayments	貿易及其他應收款項以及預付款項	15	29,489	29,324
Financial assets at fair value through profit or loss	按公允值計入損益的金融資產	16	77,130	–
Rental deposits	租賃押金		2,920	3,882
Pledged bank deposits	已抵押銀行存款		2,994	3,086
Bank balances and cash	銀行結餘及現金		140,659	152,908
			279,824	218,962
Current liabilities	**流動負債**			
Trade payables	貿易應付款項	17	32,994	34,375
Other payables	其他應付款項	18	31,230	34,887
Amounts due to related parties	應付關聯方款項		840	842
Tax payables	應付税項		7,713	9,556
Lease liabilities	租賃負債		38,389	38,998
Contract liabilities	合約負債	19	8,334	8,306
Provisions	撥備	20	721	1,607
			120,221	128,571
Net current assets	**流動資產淨額**		159,603	90,391

48 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Condensed Consolidated Statement of Financial Position
簡明綜合財務狀況表

As at June 30, 2024
於2024年6月30日

		Notes 附註	As at June 30, 2024 於2024年6月30日 USD'000 千美元 (Unaudited) （未經審核）	As at December 31, 2023 於2023年12月31日 USD'000 千美元 (Unaudited) （未經審核）
Non-current liabilities	**非流動負債**			
Deferred tax liabilities	遞延税項負債	14	1,273	1,347
Lease liabilities	租賃負債		154,420	163,947
Contract liabilities	合約負債	19	2,533	3,098
Provisions	撥備	20	8,833	7,799
			167,059	176,191
Net assets	**資產淨額**		336,837	272,121
Capital and reserves	**資本及儲備**			
Share capital	股本	21	3	3
Share premium	股份溢價	21	550,593	494,480
Shares held under share award scheme	股份獎勵計劃項下所持股份		*	*
Reserves	儲備		(215,728)	(224,397)
Equity attributable to owners of the Company	本公司擁有人應佔權益		334,868	270,086
Non-controlling interests	非控股權益		1,969	2,035
Total equity	**權益總額**		336,837	272,121

* Less than USD1,000

* 少於1,000美元

The unaudited interim condensed consolidated financial statements on pages 47 to 76 were approved and authorized for issue by the Board of Directors on August 27, 2024 and are signed on its behalf by:

刊載於第47至76頁的未經審核中期簡明綜合財務報表已於2024年8月27日經董事會批准並授權發行，並由以下人士代為簽署：

SHU Ping
舒萍
August 27, 2024
2024年8月27日

June YANG Lijuan
楊利娟
August 27, 2024
2024年8月27日

See accompanying notes to unaudited interim condensed consolidated financial statements.

請參閱未經審核中期簡明綜合財務報表隨附附註。

中期報告
2024 Interim Report / 49

Condensed Consolidated Statement of Changes in Equity

簡明綜合權益變動表

For the six months period ended June 30, 2024

截至2024年6月30日止六個月期間

					Reserves 儲備					
		Share capital of the Company 本公司股本 USD'000 千美元	Share premium 股份溢價 USD'000 千美元	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Merger reserve 合併儲備 USD'000 千美元	Translation reserve 匯兑儲備 USD'000 千美元	Accumulated losses 累計虧損 USD'000 千美元	Subtotal 小計 USD'000 千美元	Non-controlling interests 非控股權益 USD'000 千美元	Total 總計 USD'000 千美元
As at January 1, 2024 (Audited)	**於2024年1月1日（經審核）**	3	494,480	*	23,024	12,328	(259,749)	270,086	2,035	272,121
Loss for the period	期內虧損	–	–	–	–	–	(4,583)	(4,583)	(66)	(4,649)
Other comprehensive income	其他全面收益	–	–	–	–	13,252	–	13,252	–	13,252
Total comprehensive income for the period	期內全面收益總額	–	–	–	–	13,252	(4,583)	8,669	(66)	8,603
Issue of shares of the Company *(Note 21)*	本公司發行股份*（附註21）*	*	56,113	–	–	–	–	56,113	–	56,113
As at June 30, 2024 (Unaudited)	**於2024年6月30日（未經審核）**	3	550,593	*	23,024	25,580	(264,332)	334,868	1,969	336,837

* Less than USD1,000

* 少於1,000美元

50 / 特海国际控股有限公司 Super Hi International Holding Ltd.

Condensed Consolidated Statement of Changes in Equity
簡明綜合權益變動表

For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

					Reserves 儲備					
		Share capital of the Company 本公司股本 USD'000 千美元	Share premium 股份溢價 USD'000 千美元	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Merger reserve 合併儲備 USD'000 千美元	Translation reserve 匯兑儲備 USD'000 千美元	Accumulated losses 累計虧損 USD'000 千美元	Subtotal 小計 USD'000 千美元	Non-controlling interests 非控股權益 USD'000 千美元	Total 總計 USD'000 千美元
As at January 1, 2023 (Audited)	**於2023年1月1日（經審核）**	3	494,480	*	23,024	7,701	(285,402)	239,806	2,231	242,037
Profit (loss) for the period	期內溢利（虧損）	–	–	–	–	–	3,541	3,541	(147)	3,394
Other comprehensive income	其他全面收益	–	–	–	–	11,566	–	11,566	–	11,566
Total comprehensive income (expense) for the period	期內全面收益（開支）總額	–	–	–	–	11,566	3,541	15,107	(147)	14,960
Capital injection from non-controlling interests	非控股權益的注資	–	–	–	–	–	–	–	200	200
As at June 30, 2023 (Unaudited)	**於2023年6月30日（未經審核）**	3	494,480	*	23,024	19,267	(281,861)	254,913	2,284	257,197

* Less than USD1,000

* 少於1,000美元

See accompanying notes to unaudited interim condensed consolidated financial statements.

請參閱未經審核中期簡明綜合財務報表隨附附註。

中期報告 2024 Interim Report / 51

特海國際控股有限公司 52 Super Hi International Holding Ltd. Condensed Consolidated Statement of Cash Flows 簡明綜合現金流量表 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 For the six months period ended June 30, 截至6月30日止六個月期間 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 (Unaudited) (Unaudited) （未經審核） （未經審核） Operating activities 經營活動 Profit before tax 稅前溢利 628 7,320 Adjustments for: 就以下各項作出調整： Finance costs 財務成本 3,926 4,340 Interest income 利息收入 (1,422) (1,131) Depreciation of property, plant and equipment 物業、廠房及設備折舊 21,331 23,080 Depreciation of right-of-use assets 使用權資產折舊 17,597 18,694 Amortization of intangible assets 無形資產攤銷 94 21 (Reversal) impairment loss recognized in respect of 就以下各項確認的（撥回） 減值虧損 – property, plant and equipment －物業、廠房及設備 (552) 1,203 – right-of-use assets －使用權資產 (32) (1,749) – goodwill －商譽 – 1,122 – intangible assets －無形資產 – 1,600 Loss (gain) on disposal of property, plant and equipment and termination of leases 出售物業、廠房及設備以及 終止租賃的虧損（收益） 586 (819) Loss on lease modification 租賃變更虧損 – 365 Reversal of provision for early termination of leases 提前終止租賃的撥備 撥回 – (1,661) Net gain arising on financial assets at fair value through profit or loss 按公允值計入損益的 金融資產產生的收益淨額 (1,788) (72) Net foreign exchange loss 匯兌虧損淨額 18,309 8,741 Operating cash flows before movements in working capital 營運資金變動前經營 現金流量 58,677 61,054 Decrease in inventories 存貨減少 3,130 2,572 Increase in trade and other receivables and prepayments 貿易及其他應收款項以及 預付款項增加 (111) (2,216) Increase in rental deposits 租賃押金增加 (205) (770) (Decrease) increase in trade payables 貿易應付款項（減少）增加 (1,381) 6,706 Decrease in other payables 其他應付款項減少 (4,756) (136) (Decrease) increase in contract liabilities 合約負債（減少）增加 (537) 1,120 Increase (decrease) in provisions 撥備增加（減少） – (8) Decrease in amounts due to related parties 應付關聯方款項減少 (2) (638) Cash generated from operations 經營所得現金 54,815 67,684 Income taxes paid, net of refunds 已付所得稅，扣除退稅 (6,813) (3,941) Net cash from operating activities 經營活動所得現金淨額 48,002 63,743

53 中 期報 告 2024 Interim Report Condensed Consolidated Statement of Cash Flows 簡明綜合現金流量表 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 For the six months period ended June 30, 截至6月30日止六個月期間 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 (Unaudited) (Unaudited) （未經審核） （未經審核） Investing activities 投資活動 Interest received from bank deposits 自銀行存款收取的利息 1,108 854 Purchase of financial assets at fair value through profit or loss 購買按公允值計入損益的 金融資產 (117,864) (31,200) Redemption of financial assets at fair value through profit or loss 贖回按公允值計入損益的 金融資產 42,522 31,316 Purchase of property, plant and equipment 購買物業、廠房及設備 (16,569) (17,450) Proceeds on disposals of property, plant and equipment 出售物業、廠房及設備的 所得款項 24 192 Purchase of intangible assets 購買無形資產 – (3) Payments for rental deposits 租賃押金付款 (1,495) (456) Refund of rental deposits 租賃押金退還 – 40 Withdrawal of pledged bank deposits 撤回已質押銀行存款 – 576 Net cash used in investing activities 投資活動所用現金淨額 (92,274) (16,131) Financing activities 融資活動 Repayments of bank borrowings 償還銀行借款 – (37) Repayments of lease liabilities 償還租賃負債 (23,283) (23,105) Net proceeds from issue of share of the Company, net off issuance costs 本公司發行股份所得款項 淨額，扣除發行成本 56,113 – Capital injection by non-controlling interests 非控股權益的注資 – 200 Net cash generated from (used in) financing activities 融資活動所得（所用） 現金淨額 32,830 (22,942) Net (decrease) increase in cash and cash equivalents 現金及現金等價物（減少） 增加淨額 (11,442) 24,670 Cash and cash equivalents at beginning of the period 期初現金及現金等價物 152,908 93,878 Effect of foreign exchange rate changes 匯率變動的影響 (807) 388 Cash and cash equivalents at end of the period 期末現金及現金等價物 140,659 118,936 Represented by: 指： Bank balances and cash 銀行結餘及現金 140,659 118,936 See accompanying notes to unaudited interim condensed consolidated financial statements. 請參閱未經審核中期簡明綜合財務報表 隨附附註。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

1. GENERAL INFORMATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Act. Cap 22 (as consolidated and revised) of the Cayman Islands. The head office and principal place of business in Singapore is at 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands. The ultimate controlling parties are Mr. Zhang Yong and his spouse namely Ms. Shu Ping (collectively the "Controlling Shareholders").

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

The Company is an investment holding company and its subsidiaries (together, the "Group") are principally engaged in the restaurants operation, delivery business, sales of condiment products and food ingredients located in overseas market outside Mainland China, Hong Kong, Macau and Taiwan.

Items included in the financial statements of each of the Group's entities are recorded using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company is United States Dollar ("USD"), which is also the presentation currency of the unaudited interim condensed consolidated financial statements.

1. 一般資料

本公司於2022年5月6日在開曼群島根據開曼群島法例第22章公司法(經綜合及修訂)註冊成立為獲豁免有限公司。總部及新加坡主要營業地點為1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533，註冊辦事處位於開曼群島Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111。最終控制方為張勇先生及其配偶舒萍女士(統稱「控股股東」)。

本公司股份於2022年12月30日在香港聯合交易所有限公司上市並於2024年5月16日(美國東部標準時間)在納斯達克上市。

本公司為一家投資控股公司，其附屬公司(統稱「本集團」)主要從事位於中國大陸、香港、澳門及台灣以外海外市場的餐廳經營、外賣業務以及銷售調味品及食材。

計入本集團各實體財務報表的項目乃按相關實體營運所處的主要經濟環境的貨幣(「功能貨幣」)列賬。本公司的功能貨幣為美元(「美元」)，其亦為未經審核中期簡明綜合財務報表的呈列貨幣。

2. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 *Interim Financial Reporting* issued by the International Accounting Standards Board ("IASB") as well as the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. 編製基準及重要會計政策資料

未經審核中期簡明綜合財務報表乃根據國際會計準則委員會(「國際會計準則委員會」)頒佈的國際會計準則第34號*中期財務報告*以及香港聯合交易所有限公司證券上市規則的適用披露規定編製而成。

54 / 特海国际控股有限公司
Super Hi International Holding Ltd.

55 中 期報 告 2024 Interim Report Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 2. 編製基準及重要會計政策資料 （續） 簡明綜合財務報表根據歷史成本基 準編製，惟若干金融工具除外，該 等金融工具乃按重估金額或公允值 計量。 截至2024年6月30日止六個月期間 的未經審核中期簡明綜合財務報表 所採用的會計政策及計量方法與本 集團截至2023年12月31日止年度 的年度綜合財務報表所呈列者一致。 火鍋消費有季節性模式。因此，本 集團的業務及財務表現受當地假 期、學校假期、天氣狀況及食品價 格波動等季節性波動影響。因此， 經營業績可能按年╱按期有所波 動，而不同期間的比較可能並無意 義。 3. 採納新訂及經修訂準則 採納新訂及經修訂準則－為編製及 呈列截至2024年6月30日止六個月 期間的簡明綜合財務報表，本集團 已貫徹應用於2024年1月1日或之 後開始的會計期間生效的符合國際 財務報告準則的會計政策： 2. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Cont’d) The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at revalued amounts or fair values. The accounting policies and methods of computation used in the unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2024 are consistent with those presented in the Group’s annual consolidated financial statements for the year ended December 31, 2023. There are seasonal patterns for hot pot consumption. As such, the Group’s business and financial performance are subject to seasonal fluctuations, such as local holidays, school vacations, weather conditions and fluctuations in food prices, among others. As a result, the results of operations may fluctuate from year-to-year/period-to-period and comparison of different periods may not be meaningful. 3. ADOPTION OF NEW AND REVISED STANDARDS Adoption of new and revised Standards – For the purpose of preparing and presenting the condensed consolidated financial statements for the six months period ended June 30, 2024, the Group has consistently applied the accounting policies which conform with IFRSs, which are effective for the accounting periods beginning on or after January 1, 2024: Amendments to IAS 1 Classification of Liabilities as Current or Non-current 國際會計準則第1號的修訂 負債分類為流動或非流動 Amendments to IAS 1 Non-current Liabilities with Covenants 國際會計準則第1號的修訂 附有契約條件的非流動負債 Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements 國際會計準則第7號及 國際財務報告準則第7號的修訂 供應商融資安排 Amendments to IFRS 16 Lease Liability in a Sale and Leaseback 國際財務報告準則第16號的修訂 售後租回中的租賃負債

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

3. ADOPTION OF NEW AND REVISED STANDARDS *(Cont'd)*

The adoption of these revised IFRS Accounting Standards pronouncements does not result in changes to the Group's accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years.

New and revised IFRSs in issue but not yet effective

At the date of authorization of these condensed consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

3. 採納新訂及經修訂準則（續）

採納該等經修訂的國際財務報告準則會計準則不會導致本集團會計政策出現變動，亦不會對本年度或過往年度的披露或呈報金額造成重大影響。

已頒佈但尚未生效的新訂及經修訂國際財務報告準則

於該等簡明綜合財務報表授權之日，本集團尚未應用已頒佈但尚未生效的以下新訂及經修訂國際財務報告準則：

Amendments to IAS 21 *國際會計準則第21號的修訂*	*Lack of Exchangeability*[1] *缺乏可兌換性*[1]
Amendments to IFRS 10 and IAS 28 *國際財務報告準則第10號及國際會計準則第28號的修訂*	*Sales or Contribution of Assets between an Investor and its Associate or Joint Venture*[2] *投資者與其聯營公司或合營企業間的資產出售或投入*[2]
Amendments to IFRS 9 and IFRS 7 *國際財務報告準則第9號及國際財務報告準則第7號的修訂*	*Amendments to the Classification and Measurement of Financial Instruments*[3] *金融工具分類及計量的修訂*[3]
Amendments to IFRS Accounting Standards *國際財務報告準則會計準則的修訂*	*Annual Improvements to IFRS Accounting Standards – Volume 11*[3] *國際財務報告準則會計準則年度改進 – 第11卷*[3]
IFRS 18 *國際財務報告準則第18號*	*Presentation and Disclosure in Financial Statements*[4] *財務報表的呈列及披露*[4]

1 Effective for annual periods beginning on or after January 1, 2025, with early application permitted.

2 Effective date is deferred indefinitely.

3 Effective for annual periods beginning on or after January 1, 2026, with early application permitted.

4 Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

1 於2025年1月1日或之後開始的年度期間生效，可提早應用。

2 生效日期無限期延後。

3 於2026年1月1日或之後開始的年度期間生效，可提早應用。

4 於2027年1月1日或之後開始的年度期間生效，可提早應用。

56 | 特海国际控股有限公司 Super Hi International Holding Ltd.

57 中 期報 告 2024 Interim Report Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 4. 估計不明朗因素的主要來源 管理層於本集團截至2023年12月 31日止年度的年度財務報表中作出 的關鍵判斷及估計不明朗因素的主 要來源保持不變。 5. 收入 截至2024年6月30日止六個月期 間，本集團的收入為來自海底撈餐 廳經營、外賣業務及其他業務（來 自向當地顧客及零售商銷售火鍋調 味品及子品牌食品）的已收及應收 款項（扣除折扣及銷售相關稅項）， 如下： 4. KEY SOURCES OF ESTIMATION UNCERTAINTY The critical judgements and key sources of estimation uncertainty made by management remain unchanged from the Group’s annual financial statements for the year ended December 31, 2023. 5. REVENUE During the six months period ended June 30, 2024, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operation, delivery business and others, which generated from sales of hot pot condiment products and food under secondary brands to local guests and retailers, are as follows: For the six months period ended June 30, 截至6月30日止六個月期間 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Types of services or goods 服務或貨物類型 Haidilao restaurant operation 海底撈餐廳經營 356,488 312,718 Delivery business 外賣業務 5,194 4,328 Others 其他 9,248 6,885 Total 總計 370,930 323,931 Timing of revenue recognition 收入確認時間 At a point in time 於某一時點 370,930 323,931

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

6. OTHER INCOME　6. 其他收入

		For the six months period ended June 30, 截至6月30日止六個月期間	
		2024 **2024年** **USD'000** **千美元**	2023 2023年 USD'000 千美元
Interest income on:	利息收入：		
– bank deposits	－銀行存款	**1,108**	854
– rental deposits	－租賃押金	**314**	277
		1,422	1,131
Government grants *(Note)*	政府補助*（附註）*	**1,259**	2,656
Others	其他	**594**	1,674
		3,275	5,461

Note:

The amounts represent the subsidies received from the local governments for the Group's business development. The Group recognized government grants of USD Nil (six months period ended June 30, 2023: USD1,530,000) in respect of Covid-19-related subsidies, of which USD Nil (six months period ended June 30, 2023: USD1,528,000) are related to employment support scheme provided by the local government. There were no unfulfilled conditions for all the government grants in the periods in which they were recognized.

附註：

該款項指就本集團業務發展自當地政府收取的補貼。本集團就新冠肺炎疫情相關補貼確認政府補助零美元（截至2023年6月30日止六個月期間：1,530,000美元），其中零美元（截至2023年6月30日止六個月期間：1,528,000美元）與當地政府提供的保就業計劃有關。於確認期間，所有政府補助概無條件未獲達成。

58 / 特海国际控股有限公司 Super Hi International Holding Ltd.

59 中 期報 告 2024 Interim Report Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 7. 其他開支 附註： 行政開支主要包括組織員工活動、商業 保險、會議以及其他雜項所產生的開 支，單獨而言對本集團並不重大。 7. OTHER EXPENSES For the six months period ended June 30, 截至6月30日止六個月期間 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Administrative expenses (Note) 行政開支（附註） 8,372 9,996 Consulting services expenses 諮詢服務開支 3,096 3,711 Bank charges 銀行服務費 5,991 5,095 Daily maintenance expenses 日常維護開支 3,522 2,618 Outsourcing service fee 外包服務費 9,113 3,964 Business development expenses 業務發展開支 1,654 951 Storage expenses 倉儲開支 1,381 1,445 33,129 27,780 Note: Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

8. OTHER LOSSES – NET

8. 其他虧損淨額

		For the six months period ended June 30, 截至6月30日止六個月期間	
		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Net impairment reversal (loss) recognized in respect of	就以下各項確認的減值撥回（虧損）淨額		
– property, plant and equipment *(Note 13)*	– 物業、廠房及設備（*附註13*）	552	(1,203)
– right-of-use assets *(Note 13)*	– 使用權資產（*附註13*）	32	1,749
– goodwill	– 商譽	–	(1,122)
– intangible assets	– 無形資產	–	(1,600)
		584	(2,176)
(Loss) Gain on disposal of property, plant and equipment and termination of leases	出售物業、廠房及設備以及終止租賃的（虧損）收益	(586)	819
Loss on lease modification	租賃變更虧損	–	(365)
Reversal of provision for early termination of leases	撥回提前終止租賃的撥備	–	1,661
Net gain arising on financial assets at fair value through profit or loss	按公允值計入損益的金融資產產生的收益淨額	1,788	72
Net foreign exchange loss	匯兑虧損淨額	(19,525)	(10,713)
Others	其他	(380)	740
Total	總計	(18,119)	(9,962)

9. FINANCE COSTS

9. 財務成本

		For the six months period ended June 30, 截至6月30日止六個月期間	
		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Interests on lease liabilities	租賃負債利息	3,754	4,158
Interests charge on unwinding of provisions	解除撥備的利息開支	172	182
		3,926	4,340

60 / 特海国际控股有限公司 Super Hi International Holding Ltd.

61 中 期報 告 2024 Interim Report Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 10. 所得稅開支 本公司註冊成立為一家獲豁免公 司，因此，毋須繳納開曼群島稅項。 本集團估計應課稅溢利按相關司 法權區的現行稅率計算，為9%至 33%。 10. INCOME TAX EXPENSE For the six months period ended June 30, 截至6月30日止六個月期間 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Current tax: 即期稅項： – current period －本期 3,673 4,675 – under (over) provision for tax in prior years －過往年度不足（超額） 稅項撥備 34 (436) Withholding tax 預扣稅 1,293 811 Deferred tax (Note 14) 遞延稅項（附註14） 277 (1,124) 5,277 3,926 The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation. The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits.

特海國際控股有限公司 62 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 11. 期內（虧損）溢利 本集團於六個月期間內的（虧損）溢 利經扣除以下計算： 11. (LOSS) PROFIT FOR THE PERIOD The Group’s (loss) profit during the six months period has been arrived at after charging: For the six months period ended June 30, 截至6月30日止六個月期間 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Depreciation of property, plant and equipment 物業、廠房及設備折舊 21,331 23,080 Depreciation of right-of-use assets 使用權資產折舊 17,597 18,694 Amortization of intangible assets 無形資產攤銷 94 21 Total depreciation and amortization 折舊及攤銷總額 39,022 41,795 Property and equipment rentals: 物業及設備租金： – Office premises and equipment (short-term leases) －辦公室物業及設備 （短期租賃） 265 203 – Restaurants －餐廳 – Variable lease payments (Note) －可變租賃付款（附註） 1,863 895 Subtotal 小計 2,128 1,098 Other rental related expenses 其他租金相關開支 6,981 5,166 Total rentals and related expenses 租金及相關開支總額 9,109 6,264 Directors’ emoluments 董事薪酬 548 900 Other staff cost: 其他員工成本： Salaries and other allowances 薪金及其他津貼 115,828 96,996 Employee welfare 員工福利 3,897 3,457 Retirement benefit contributions 退休福利供款 6,016 6,334 Total staff costs 員工成本總額 126,289 107,687 Notes: The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases. 附註： 可變租賃付款指根據收益的預定百分比 計算的物業租金減相關租賃的最低租 金。

63 中 期報 告 2024 Interim Report Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 12. 每股（虧損）盈利 本公司擁有人應佔每股基本（虧損） 盈利乃根據以下數據計算： 12. (LOSS) EARNINGS PER SHARE The calculation of the basic (loss) earnings per share attributable to the owners of the Company is based on the following data: For the six months period ended June 30, 截至6月30日止六個月期間 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 (Loss) Profit for the period attributable to the owners of the Company for the purpose of calculating (loss) earnings per share 用於計算每股（虧損）盈利的本 公司擁有人應佔期內（虧損） 溢利 (4,583) 3,541 For the six months period ended June 30, 截至6月30日止六個月期間 2024 2023 2024年 2023年 ’000 ’000 千股 千股 Weighted average number of ordinary shares for the purpose of calculating (loss) earnings per share 用於計算每股（虧損）盈利的普 通股加權平均數 564,960 557,400 Note: The weighted average number of ordinary shares for the purposes of basis (loss) earnings per share has been determined on the basis that the number of shares issued during the period. No diluted (loss) earnings per share for the six months period ended June 30, 2024 and 2023 was presented as there were no potential ordinary shares in issue for the six months period ended June 30, 2024 and 2023. 附註： 用於每股基本（虧損）盈利的普 通股加權平均數是基於期內發行 的股份數目而釐定。 由於截至2024年及2023年6月 30日止六個月期間並無已發行 潛在普通股，故並無呈列截至 2024年及2023年6月30日止六 個月期間的每股攤薄（虧損）盈 利。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

13. PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

During the six months period ended June 30, 2024, the Group paid for new additions for property, plant and equipment of USD16,569,000 (six months period ended June 30, 2023: USD17,450,000).

During the six months period ended June 30, 2024, the Group disposed of certain plant and equipment with an aggregate carrying amount of USD579,000 (six months period ended June 30, 2023: USD414,000) for cash proceeds of USD24,000 (six months period ended June 30, 2023: USD192,000), resulting in a loss of USD555,000 (six months period ended June 30, 2023: USD222,000).

During the six months period ended June 30, 2024, the Group entered into several new lease agreements for the use of restaurant operation with lease terms ranged from 24 months to 12 years (six months period ended June 30, 2023: 24 months to 11 years). The Group is required to make fixed-term payments with predetermined annual incremental rental adjustments. On the lease commencement, the Group recognized right-of-use assets of USD15,040,000 (six months period ended June 30, 2023: USD10,479,000) and lease liabilities of USD14,612,000 (six months period ended June 30, 2023: USD10,307,000).

During the six months period ended June 30, 2024, certain leases were terminated by lessors, with right-of-use assets of USD197,000 (six months period ended June 30, 2023: USD9,418,000) and lease liabilities of USD166,000 (six months period ended June 30, 2023: USD10,459,000) derecognized, resulting in a loss of USD31,000 (six months period ended June 30, 2023: gain of USD1,041,000), which was recognized in other losses, net.

13. 物業、廠房及設備以及使用權資產

截至2024年6月30日止六個月期間，本集團就新添置物業、廠房及設備已付16,569,000美元（截至2023年6月30日止六個月期間：17,450,000美元）。

截至2024年6月30日止六個月期間，本集團出售賬面總值為579,000美元（截至2023年6月30日止六個月期間：414,000美元）的若干廠房及設備，以獲得現金所得款項24,000美元（截至2023年6月30日止六個月期間：192,000美元），產生虧損555,000美元（截至2023年6月30日止六個月期間：222,000美元）。

截至2024年6月30日止六個月期間，本集團簽訂若干新租賃協議，以獲取餐廳經營24個月至12年（截至2023年6月30日止六個月期間：24個月至11年）租期的使用權。本集團須進行定期付款，年度租金漸進式調整已事先約定。於租賃開始時，本集團確認使用權資產15,040,000美元（截至2023年6月30日止六個月期間：10,479,000美元）及租賃負債14,612,000美元（截至2023年6月30日止六個月期間：10,307,000美元）。

截至2024年6月30日止六個月期間，出租人終止若干租賃，使用權資產197,000美元（截至2023年6月30日止六個月期間：9,418,000美元）及租賃負債166,000美元（截至2023年6月30日止六個月期間：10,459,000美元）被終止確認，產生已於其他虧損淨額中確認的虧損31,000美元（截至2023年6月30日止六個月期間：收益1,041,000美元）。

64 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

13. PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS *(Cont'd)*

Impairment assessment

As at June 30, 2024, in view of the unfavorable future prospects of some restaurants, the management of the Group concluded there were indications for impairment and conducted impairment assessment on certain property, plant and equipment and right-of-use assets. As at June 30, 2024, the management of the Group also noticed that some restaurants achieved significant improvement in their operations as a result of the optimization of the internal management and the recovery of consumer and catering business in the overseas business, and concluded that there were indications that the impairment losses recognized in prior years for the relevant restaurants may no longer exist or may have decreased. The Group estimated the recoverable amounts of such restaurant (cash generating units ("CGUs")) to which the asset belongs when it is not possible to estimate the recoverable amount individually, including allocation of corporate assets when reasonable and consistent basis can be established.

The recoverable amounts of CGUs have been determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 7.7% to 18.6% (2023: 8.5% to 24.2%) per annum, which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate (2023: 0% to 3%) per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs' past performance and the management's expectations for the market development.

13. 物業、廠房及設備以及使用權資產（續）

減值評估

於2024年6月30日，鑒於部分餐廳未來前景不佳，本集團管理層認為出現了減值跡象，並就若干物業、廠房及設備以及使用權資產進行減值評估。於2024年6月30日，本集團管理層亦注意到部分餐廳因內部管理優化及海外業務消費及餐飲業務復甦，經營狀況取得顯著改善，同時認為上年度就有關餐廳確認減值虧損的跡象可能已不復存在或可能有所減少。倘未能估計單一資產的可收回金額，本集團估計該等資產所屬的有關餐廳（現金產生單位（「現金產生單位」））的可收回金額，包括於能夠建立合理一致基礎時對公司資產進行分配。

現金產生單位的可收回金額乃基於使用價值計算得出，而計算使用的貼現現金流量預測，是基於本集團管理層於剩餘租期（介乎1至5年）內核准的財務預算，其中稅前貼現率介乎每年7.7%至18.6%（2023年：8.5%至24.2%），具體視乎在不同國家經營的餐廳而異。對於剩餘租期超過5年的現金產生單位，超出5年期之現金流量則按0%至3%的穩定年增長率（2023年：0%至3%）推算。使用價值計算的其他主要假設與預測期內的現金流入／流出估計有關，包括收入增長率以及成本加經營開支佔收入的平均百分比，有關估計乃基於現金產生單位的過往表現及管理層對市場發展的預期。

中期報告
2024 Interim Report / 65

特海國際控股有限公司 66 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 13. 物業、廠房及設備以及使用權資 產（續） 減值評估（續） 根據評估的結果，本集團管理層認 為：1)若干現金產生單位的可收回 金額低於其賬面值。減值虧損已分 配至各類物業、廠房及設備以及使 用權資產，以確保各類資產的賬面 值不會減至低於其公允值減處置成 本、其使用價值及零中的最高者； 及2)若干現金產生單位的可收回金 額高於其賬面值。現金產生單位減 值虧損撥回已分配至各類物業、廠 房及設備以及使用權資產，以確保 各類資產的賬面值不會增至高於其 可收回金額（倘可釐定），亦不會高 於假設過往期間並無就該項資產確 認減值虧損時原應釐定之賬面值。 根據使用價值的計算及分配，已確 認的物業、廠房及設備的賬面值之 減值撥回淨額為552,000美元（截 至2023年6月30日止六個月期間： 減值虧損淨額為1,203,000美元）， 而已確認的使用權資產賬面值之 減值撥回淨額為32,000美元（截至 2023年6月30日止六個月期間： 1,749,000美元）。 13. PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS (Cont’d) Impairment assessment (Cont’d) Based on the results of the assessments, the management of the Group determined that: 1) the recoverable amounts of certain CGUs are lower than the carrying amounts. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero; and 2) the recoverable amounts of certain CGUs are higher than the carrying amount. The reversal of impairment loss for the CGUs has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount (if determinable) and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. Based on the value in use calculation and the allocation, net impairment reversal of USD552,000 (six months period ended June 30, 2023: net impairment loss of USD1,203,000) has been recognized against the carrying amount of property, plant and equipment and net reversal of impairment of USD32,000 (six months period ended June 30, 2023: USD1,749,000) has been recognized against the carrying amount of right-of-use assets.

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

14. DEFERRED TAX ASSETS (LIABILITIES)

14. 遞延稅項資產（負債）

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:

為呈列於綜合財務狀況表，若干遞延稅項資產及負債已予抵銷。遞延稅項結餘分析如下，供財務申報之用：

		As at June 30, 2024 於2024年6月30日 USD'000 千美元	As at December 31, 2023 於2023年12月31日 USD'000 千美元
Deferred tax assets	遞延稅項資產	44,351	43,787
Deferred tax liabilities	遞延稅項負債	(43,999)	(43,139)
		352	648

The followings are the major deferred tax assets and liabilities recognized and movements thereon during the period:

下表為期內確認的主要遞延稅項資產及負債及其變動：

		Accelerated tax depreciation 加速稅項折舊 USD'000 千美元	Right-of-use assets 使用權資產 USD'000 千美元	Lease liabilities 租賃負債 USD'000 千美元	Customer loyalty scheme 會員積分計劃 USD'000 千美元	Tax losses 稅項虧損 USD'000 千美元	Total 總計 USD'000 千美元
At January 1, 2023	於2023年1月1日	(2,360)	(50,978)	49,406	277	1,063	(2,592)
(Charge) credit to profit or loss *(Note 10)*	於損益（扣除）計入*（附註10）*	440	3,435	(2,870)	–	119	1,124
Exchange adjustments	匯兑調整	21	539	(526)	–	(27)	7
At June 30, 2023	於2023年6月30日	(1,899)	(47,004)	46,010	277	1,155	(1,461)
(Charge) credit to profit or loss	於損益（扣除）計入	110	4,961	(4,685)	694	979	2,059
Exchange adjustments	匯兑調整	(19)	(384)	427	2	24	50
At December 31, 2023	於2023年12月31日	(1,808)	(42,427)	41,752	973	2,158	648
(Charge) credit to profit or loss *(Note 10)*	於損益（扣除）計入*（附註10）*	(677)	(1,749)	2,465	102	(418)	(277)
Exchange adjustments	匯兑調整	1	1,463	(1,491)	(4)	12	(19)
At June 30, 2024	於2024年6月30日	(2,484)	(42,713)	42,726	1,071	1,752	352

中期報告
2024 Interim Report / 67

特海國際控股有限公司 68 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 14. 遞延稅項資產（負債）（續） 並無就下列項目確認遞延稅項資 產： 附註： i. 未確認稅項虧損包括67,798,000 美元的虧損（將於2026年至2034 年到期）（2023年：76,034,000美 元，將於2026年至2033年到期） 及65,912,000美元的稅項虧損 （2023年：66,623,000美元），可 永久結轉。 由於無法預測該等虧損附屬公司 的未來溢利來源且不大可能有應 課稅溢利可抵銷可動用稅項虧 損，故並無就上述稅項虧損確認 遞延稅項資產。 ii. 於2024年6月30日，本集團其 他可扣減暫時差額為96,200,000 美元（2023年：105,359,000美 元），主要由減值虧損及租賃交易 的暫時差額產生。由於不太可能 出現應課稅溢利以用作抵銷可扣 減暫時差額，因此未確認與該可 扣減暫時差額相關的遞延稅項資 產。 14. DEFERRED TAX ASSETS (LIABILITIES) (Cont’d) Deferred tax assets have not been recognized in respect of the following items: As at June 30, 2024 As at December 31, 2023 於2024年 6月30日 於2023年 12月31日 USD’000 USD’000 千美元 千美元 Tax losses (Note i) 稅項虧損（附註i） 133,710 142,657 Other deductible temporary differences (Note ii) 其他可扣減暫時差額（附註ii） 96,200 105,359 229,910 248,016 Notes: i. Included in unrecognized tax losses are losses of USD67,798,000 that will expire in 2026 to 2034 (2023: USD76,034,000 that will expire in 2026 to 2033) and tax losses of USD65,912,000 (2023: USD66,623,000) may be carried forward indefinitely. No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized. ii. As at June 30, 2024, the Group has other deductible temporary differences of USD96,200,000 (2023: USD105,359,000) mainly arising from temporary differences of impairment loss and leasing transactions. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

15. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

15. 貿易及其他應收款項以及預付款項

		As at June 30, 2024 於2024年6月30日 USD'000 千美元	As at December 31, 2023 於2023年12月31日 USD'000 千美元
Trade receivables *(Note)*	貿易應收款項*(附註)*	**15,765**	18,430
Other receivables and prepayments:	*其他應收款項及預付款項：*		
Prepayment to suppliers	向供應商預付款項	**12,728**	10,097
Others	其他	**3,198**	3,053
		15,926	13,150
Total	總計	**31,691**	31,580
Current	即期	**29,489**	29,324
Non-current	非即期	**2,202**	2,256
		31,691	31,580

Note:

Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the reporting period.

附註：

大多數貿易應收款項來自支付平台，通常須於30天內結付。根據提供服務的日期，貿易應收款項的賬齡為30天內。於報告期末並無已逾期貿易應收款項。

16. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

16. 按公允值計入損益的金融資產

As at June 30, 2024, the financial assets at fair value through profit or loss represent investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which is a Level 1 input in terms of IFRS 13: *Fair Value Measurement*.

於2024年6月30日，按公允值計入損益的金融資產為短期貨幣市場基金投資。該等基金採用流通市場的報價（為國際財務報告準則第13號：*公允值計量*中的第一層級輸入值）按公允值計量。

中期報告
2024 Interim Report / 69

特海國際控股有限公司 70 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 17. 貿易應付款項 貿易應付款項不計息，大多數的信 用期在30至60日內。於報告期末， 基於發票日期的本集團貿易應付款 項的賬齡分析如下： 18. 其他應付款項 17. TRADE PAYABLES Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of the Reporting Period, based on the invoice date, is as follows: As at June 30, 2024 As at December 31, 2023 於2024年 6月30日 於2023年 12月31日 USD’000 USD’000 千美元 千美元 Within 60 days 60日內 32,994 34,375 18. OTHER PAYABLES As at June 30, 2024 As at December 31, 2023 於2024年 6月30日 於2023年 12月31日 USD’000 USD’000 千美元 千美元 Staff cost payable 員工成本應付款項 19,472 20,262 Other taxes payables 其他應付稅項 7,416 9,372 Renovation fee payables 應付裝修費 2,571 1,472 Listing expenses payables 應付上市開支 302 1,334 Others 其他 1,469 2,447 31,230 34,887

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

19. CONTRACT LIABILITIES

19. 合約負債

		As at June 30, 2024 於2024年6月30日 USD'000 千美元	As at December 31, 2023 於2023年12月31日 USD'000 千美元
Customer loyalty scheme *(Note i)*	會員積分計劃*(附註i)*	10,390	10,921
Prepaid cards and issued vouchers *(Note ii)*	預付卡及已發行代金券*(附註ii)*	477	483
		10,867	11,404
Current	流動	8,334	8,306
Non-current	非流動	2,533	3,098
		10,867	11,404

Notes:

i. The customer loyalty points have a valid period between 2 years to 5 years since the award credits were granted to customers and can be redeemed anytime within the valid period at customers' discretion. The amounts disclosed above represented the Group's expectation on the timing of redemption made by customers.

ii. The Group issued prepaid cards and vouchers which have no expiration and can be utilized in the future consumption in restaurants at customers' direction. The amounts disclosed above represented the Group's expectation on the timing of utilization made by customers.

附註：

i. 自獎勵積分授予客戶起，會員積分的有效期為兩年至五年，且可於有效期內由客戶決定隨時兌換。上述所披露的金額指本集團預期客戶作出兌換的時間。

ii. 本集團發行無屆滿期限的預付卡及代金券，可按客戶需求日後用於餐廳消費。上述所披露的金額指本集團預期客戶使用預付卡及代金券的時間。

中期報告
2024 Interim Report / 71

特海國際控股有限公司 72 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 20. 撥備 撥備根據租賃協議按復墾租賃物業 預計產生的成本計提。 21. 股本及股份溢價 本公司股本 20. PROVISIONS As at June 30, 2024 As at December 31, 2023 於2024年 6月30日 於2023年 12月31日 USD’000 USD’000 千美元 千美元 Provision for restoration 復墾撥備 9,554 9,406 Less: Amounts expected to be paid within one year 減：預期於一年內支付的金額 721 1,607 Amounts shown under non-current liabilities 列作非流動負債的金額 8,833 7,799 The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements. 21. SHARE CAPITAL & SHARE PREMIUM Share Capital of the Company Number of shares Shown in the condensed consolidated financial statements 股份數目 於簡明 綜合財務 報表顯示為 USD’000 千美元 Ordinary shares at par value of USD0.000005 each 每股面值0.000005美元的 普通股 Authorized: 法定： As at January 1, 2023, June 30, 2023, January 1, 2024 and June 30, 2024 於2023年1月1日、2023年 6月30日、2024年1月1日 及2024年6月30日 10,000,000,000 – Issued and fully paid: 已發行並已繳足： As at January 1, 2023, June 30, 2023 and January 1, 2024 於2023年1月1日、2023年 6月30日及2024年1月1日 619,333,000 3 Issue of shares 發行股份 30,966,000 * As at June 30, 2024 於2024年6月30日 650,299,000 3

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months period ended June 30, 2024
截至2024年6月30日止六個月期間

21. SHARE CAPITAL & SHARE PREMIUM *(Cont'd)*

21. 股本及股份溢價（續）

Share Premium of the Company

本公司股份溢價

		As at June 30, 2024 於2024年6月30日 USD'000 千美元	As at December 31, 2023 於2023年12月31日 USD'000 千美元
Balance at January 1,	於1月1日結餘	494,480	494,480
Premium arising on issue of equity shares, net off issuance costs	發行權益股份產生的溢價，扣除發行成本	56,113	–
		550,593	494,480

*: Less than USD1,000.

*： 少於1,000美元。

In May 2024 the Company issued 30,966,000 American Depositary Shares at the issue price of USD1.956 per share with a par value of USD0.000005 each. Amounts received above the par value, net off issuance costs are recorded as share premium.

於2024年5月，本公司按發行價每股1.956美元發行30,966,000股美國存託股份，每股面值0.000005美元。扣除發行成本後，高於面值的金額入賬列作股份溢價。

22. CAPITAL COMMITMENTS

22. 資本承諾

At the end of reporting period, the Group had the following capital commitments:

於報告期末，本集團有以下資本承諾：

		As at June 30, 2024 於2024年6月30日 USD'000 千美元	As at December 31, 2023 於2023年12月31日 USD'000 千美元
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the condensed consolidated financial statements	就收購物業、廠房及設備已訂約但未於簡明綜合財務報表撥備的資本開支	6,714	6,650

中期報告
2024 Interim Report / 73

特海國際控股有限公司 74 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 23. 關聯方披露 (A) 關聯方交易 截至2024年及2023年6月30 日止六個月期間，本集團已與 關聯方達成下列交易： 購買關聯方商品╱服務 本集團獲四川海底撈餐飲股份 有限公司（控股股東控制的公 司）授權按免特許權使用費的 基準使用該商標。 本集團擁有特海專用產品配 方（「調味品配方」）於中國大 陸及港澳台地區以外地區的所 有權，並按免特許權使用費為 基準許可頤海國際控股有限公 司、其附屬公司（控股股東控 制的公司）及其合約生產商使 用調味品配方進行生產。 23. RELATED PARTY DISCLOSURES (A) Related party transactions During the six months period ended June 30, 2024 and 2023, the Group has entered into the following transactions with related parties: Purchase of goods/services from related parties For the six months period ended June 30, 截至6月30日止六個月期間 Relationship Nature of transaction 2024 2023 關係 交易性質 2024年 2023年 USD’000 USD’000 千美元 千美元 Related companies controlled by the Controlling Shareholders Purchase of condiment products and instant hot pot products 7,602 6,626 控股股東控制的關聯公司 購買調味品及即食火鍋產品 The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on a royalty-free basis. The Group owns the proprietary rights to the formulas of Super Hi Customized Products (the “Condiments Formulae”) in regions other than mainland China, Hong Kong, Macau and Taiwan regions and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis.

75 中 期報 告 2024 Interim Report Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 23. 關聯方披露（續） (B) 本集團主要管理層人員薪酬 24. 分部資料 本公司就資源分配及績效評估而向 首席執行官（被視為本公司主要營 運決策者）報告的資料主要為本集 團的整體經營業績，因為本集團的 資源已整合。因此，並無呈列經營 分部資料。 於當前及過往期間，概無個別客戶 對本集團的總收入貢獻超過10%。 本集團主要在東南亞、北美洲及其 他地區經營。 23. RELATED PARTY DISCLOSURES (Cont’d) (B) Remuneration of key management personnel of the Group For the six months period ended June 30 截至6月30日止六個月期間 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Directors’ fees 董事袍金 89 90 Short term employee benefits 短期員工福利 650 453 Performance related bonuses 績效相關花紅 670 649 Retirement benefit scheme contributions 退休福利計劃供款 50 31 1,459 1,223 24. SEGMENT INFORMATION Information reported to Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and assess performance, focusing on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented. No individual customer contributes to over 10% of total revenue of the Group during the current and prior periods. The Group operates mainly in Southeast Asia, North America and others.

特海國際控股有限公司 76 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months period ended June 30, 2024 截至2024年6月30日止六個月期間 24. 分部資料（續） 本集團於當前及過往期間基於經營 地點、按地理區域劃分的來自外部 客戶的收入詳情如下： * ： 所有其他個別國家佔總收入的比 例均不到10%。 下文呈列的按地理區域劃分的本集 團非流動資產不包括其他應收款 項、租賃押金、預付款項及遞延稅 項資產。 24. SEGMENT INFORMATION (Cont’d) The Group’s revenue from external customers by geographic area, based on location of operation, during the current and prior periods is detailed as below: For the six months period ended June 30, 截至6月30日止六個月期間 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Singapore 新加坡 80,773 77,605 United States of America 美利堅合眾國 52,370 48,644 Malaysia 馬來西亞 44,751 37,563 Vietnam 越南 42,903 38,614 Others* 其他* 150,133 121,505 Total 總計 370,930 323,931 * : All other individual countries accounted for less than 10% of total revenue. The Group’s non-current assets presented below by geographic area excluded other receivables, rental deposits, prepayment and deferred tax assets. As at 於 June 30, 2024 December 31, 2023 2024年 6月30日 2023年 12月31日 USD’000 USD’000 千美元 千美元 Singapore 新加坡 55,563 60,589 United States of America 美利堅合眾國 59,997 63,924 Australia 澳洲 44,259 46,668 Others* 其他* 161,964 165,586 Total 總計 321,783 336,767 * : All other individual countries accounted for less than 10% of total non-current assets * ： 所有其他個別國家佔非流動資產 總額的比例均不到10%。

特海国际控股有限公司 SUPER HI INTERNATIONAL HOLDING LTD. 特海国际控股有限公司 SUPER HI INTERNATIONAL HOLDING LTD.